中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2005)198(JY)

05011255

12 September 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited
<u>Rule 12g3-2(b) File No.82-34675</u>

We enclose a copy of each of the following documents for your attention:

(a) 2005 Interim Report (English)
(b) Instruction slip in relation to publication and posting of corporate communications
(c) 2nd letter to shareholders in relation to 2005 Interim Report
(d) 2nd letter to shareholders in relation to posting of 2005 Interim Report on the Company's website

Please note that the above documents are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

..../page 2

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

2005 INTERIM REPORT

CONTENTS

CONTENTS

FINANCIAL HIGHLIGHTS

	Half-year ended 30 June 2005 HK$'m	Half-year ended 30 June 2004 HK$'m	Year ended 31 December 2004 HK$'m
Operating profit before impairment/provisions on advances	**5,549**	5,356	10,352
Operating profit	**6,984**	6,596	11,980
Profit before taxation	**7,923**	6,776	14,252
Profit for the period/year	**6,595**	5,657	12,121
Profit attributable to the equity holders of the Company	**6,522**	5,581	11,963
	HK$	HK$	HK$
Earnings per share	**0.6169**	0.5279	1.1315
Dividend per share	**0.3280**	0.3200	0.7150
	At 30 June 2005 HK$'m	At 30 June 2004 HK$'m	At 31 December 2004 HK$'m
Shareholders' funds	**73,371**	62,456	68,521
Issued and fully paid share capital	**52,864**	52,864	52,864
Total assets	**813,335**	752,017	796,776
	%	%	%
Financial ratios			
Return on average total assets (annualised)[1]	**1.61**	1.48	1.56
Return on average shareholders' funds (annualised)[2]	**18.39**	18.19	18.58
Cost to income ratio	**32.53**	33.24	34.72
Gross impaired advances to customers as a percentage of gross advances to customers	**1.89**	4.12	2.95
Loan to deposit ratio[3]	**53.38**	54.69	49.61
Average liquidity ratio[4]	**39.15**	34.64	36.03
Capital adequacy ratio[5]	**15.74**	16.52	16.14

1. $\text{Return on average total assets} = \dfrac{\text{Profit for the period/year}}{\text{Daily average balance of total assets}}$
2. $\text{Return on average shareholders' funds} = \dfrac{\text{Profit attributable to the equity holders of the Company}}{\text{Average of the beginning and ending balance of shareholders' funds}}$
3. Loan to deposit ratio is calculated as at 30 June 2005, 30 June 2004 and 31 December 2004. Loan represents gross advances to customers. As at 30 June 2005, deposit also includes structured deposits reported as "trading liabilities and other financial instruments at fair value through profit or loss".
4. Average liquidity ratio is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the corresponding period.
5. Capital adequacy ratio is computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Third Schedule of the Banking Ordinance.

CHAIRMAN'S STATEMENT

It gives me much pleasure to report that despite a challenging interest rate environment, the Group's total operating profit for the six months ended 30 June 2005 reached HK$6,984 million, up 5.88% over the same period in 2004. Profit attributable to the equity holders of the Company was HK$6,522 million, up 16.86% from the same period last year. This substantial growth was due mainly to a 6.39% increase in net interest income, an investment property revaluation gain of HK$918 million, a write-back of HK$327 million impairment allowances on advances as a result of the adoption of new accounting standards and strong recovery of loans previously written-off. Earnings per share were HK$0.6169, up from HK$0.5279 a year ago. The Board has declared an interim dividend of HK$0.328 per share (2004 interim dividend: HK$0.32 per share).

The Hong Kong economy continued to flourish in the first two quarters of 2005, giving rise to a better operating environment for the business sector. Domestically, GDP growth was sustained by strong consumption demand, an improving job market and a vibrant property market. Externally, exports grew strongly due to increasing trade flows originating from the Mainland and a relatively weaker USD in the early months of the year. Investment demand increased as the business outlook in general was looking positive. On the other hand, the banking sector was impacted by consistently low interest rates in the first quarter followed by surging rates in the second quarter.

Riding on the economic upturn that has given rise to a stronger demand for credit and banking services, the Group has continued to pursue growth and excellence through a proactive business strategy that stresses higher yield and higher asset quality. I believe that the further strengthening of our management structure, the various corporate reforms carried out last year, the enhancement of corporate governance and risk management as well as the concerted effort of the staff are also crucial contributing factors to the Group's good performance so far this year.

In the first six months of 2005, the Group's corporate and retail banking businesses registered remarkable growth in loans and advances, especially in terms of trade finance, corporate loans, residential mortgages and credit card receivables. The expansion of our local SME business has made good progress since last year whereas our Mainland business continued to record phenomenal growth in the period under review.

As a result of proactive efforts in managing our interest rates amidst contracting margins during the first quarter, we successfully improved our net interest margin for the six months ended 30 June 2005 compared to the same period last year and achieved a satisfactory improvement in net interest income.

The improvement of asset quality has remained a top priority for the Group. The upturn of the economy and our persistent effort in de-risking our corporate loan portfolio have resulted in considerable progress made by us in this area in the first half of 2005. The Group's classified loan ratio dropped significantly year-on-year.

In view of improved market conditions and the Group's business performance in 2004, the Board approved an increase of staff salary with effect from April this year.

Looking ahead, we believe the fundamentals of the Hong Kong domestic economy have become even stronger than a year ago and the current upturn should be sustainable, to be driven mainly by inbound tourism especially with the opening of the Hong Kong

Disneyland later this year. However, we must remain alert to external uncertainties that have become increasingly apparent. Most significantly, the escalation of oil prices and the rise of trade-related issues between the Mainland and the US and EU, if unresolved, will likely affect Hong Kong's overall trade outlook in the second half of 2005. The current trend of interest rate hike may also slow down the local property market and make it more challenging to grow the wealth management business.

In contrast, the recent reform of the RMB exchange rate regime and the possibility of a further expansion of the scope of RMB banking services in Hong Kong, hopefully in the not too distant future, will almost certainly improve, albeit in small measures initially, the operating environment of the banking sector. Our strengths in the RMB business have already been firmly established. We believe we are now in a highly advantageous position to benefit further from the gradual and orderly relaxation of the RMB currency control in the Mainland.

Despite the challenges we are going to face, our business strategy in the second half of 2005 will continue to focus on delivering higher profitability. We will continue to drive the growth of segments that promise higher yield and ensure higher asset quality so as to improve our pre-provisioning operating profit.

The corporate reforms carried out in the past year or so and the new management team have greatly strengthened the Group's position as one of the leading banking groups in Hong Kong, which ensures that we can continue to maximise our value for shareholders and customers. As a dynamic organisation, we will keep in constant review the results of the reforms, with a view to making adjustment or initiating new reforms as and when necessary in anticipation of market needs.

I wish to thank the Board of Directors and the Senior Adviser for their wise counsel. I also wish to thank all our staff for their dedication and hard work.



XIAO Gang
Chairman

Hong Kong, 18 August 2005

CHIEF EXECUTIVE'S REPORT

The growth momentum of the Hong Kong economy extended into the first half of 2005, thus creating a more favourable operating environment for most businesses. Against this backdrop and through the effective implementation of its business strategies to improve net interest income, income structure and cost-efficiency while accelerating product development and market expansion, the Group was able to deliver an increase in operating profit as well as a substantial growth in profit attributable to shareholders.

We wish to emphasise that the business growth and positive developments recorded in this report should be seen as the direct consequence of the effective implementation of an enhanced development strategy, business model, corporate governance and corporate culture in the last couple of years. Our effort in those areas, especially after the reinforcement of our management structure last year through an open and competitive recruitment, have already begun to bear fruits, as reflected in our growth momentum and the higher value we have created for shareholders. Through our commitment and effort, the Group has firmly landed on the growth track and is moving forward in the right direction.

The Group's financial results for the first half of 2005 have been prepared in compliance with Hong Kong's new financial reporting standards that came into effect on 1 January 2005. The impact of the change on the Group's financial results is explained and analysed, where appropriate, in the Management's Discussion and Analysis section of this Interim Report.

Performance Highlights

For the six months to 30 June 2005, the Group recorded a profit attributable to shareholders of HK$6,522 million, up 16.9% from the same period last year. This growth was attributable mainly to higher operating profit, a substantial loan impairment allowance write-back as well as a property revaluation gain of HK$918 million. Earnings per share were HK$0.6169, up 16.9% from HK$0.5279 a year ago.

We are glad to see that total operating profit before impairment increased by 3.6% to HK$5,549 million, reversing a downward trend since 2001. Net interest income increased by 6.4% to HK$5,861 million on account of the rise in interest rates, the growth of loans and advances and our proactive management of the cost of funds. Non-interest income dropped by 6% during the interim period as a result of the fall in net fees and commission income.

There was a robust growth in loans, spanning through the corporate, personal, and overseas sectors. Advances to customers rose by HK$24,428 million or 7.8% in the first half of the year, higher than industry average. Loan-to-deposit ratio increased by 3.77 percentage points to 53.38% from end-2004.

With positive market conditions as well as effective risk management, the Group's asset quality continued to improve. Classified impaired loans dropped significantly by HK$2,876 million or 31% from end-2004. Classified impaired loan ratio down to 1.89% at 30 June 2005, compared to 4.12% one year ago.

Operating expenses rose marginally by 0.3%. The cost to income ratio dropped to 32.53% as compared with 33.24% of a year ago.

The return on average total assets increased by 0.13 percentage point to 1.61% and the return on average shareholders' funds was up 0.20 percentage point to 18.39%.

On 19 April 2005, Standard & Poor's upgraded BOCHK's BBB+ long-term credit ratings outlook to "stable".

Business Review

The Group's business focus in the first half of 2005 was on delivering higher growth, higher return and higher asset quality. We achieved these goals.

Retail Banking

The Group's retail banking business operated under a mixed environment where improved market conditions and household income drove the growth of residential mortgage and card business but the rise in deposit interest rates inevitably brought new challenges to the wealth management business.

The good performance of our mortgage business was sustained in a relatively buoyant residential property market through effective sales and marketing. The mortgage loan balance increased by 8.2% in the first six months of 2005, outperforming the market average. More importantly, we adjusted our pricing strategy and reducing cash rebates in respect of new mortgage loans since the second quarter, which should help improve the yield.

Fees and commission income derived from the distribution of wealth management products decreased as higher deposit rates attracted part of customers' personal investment to time deposits. However, the customer base and asset base of our wealth management business strengthened further with the introduction of Wealth Management VIP service in January and Wealth Management Prime service earlier. In the first six months of 2005, the number of Wealth Management customers and the amount of assets under management grew by 30% and 23% respectively. The Group's agency business relating to stocks, insurance and funds as well as personal wealth management also kept on developing. This, aside from being conducive to the improvement of the Group's income structure, would also help accelerate the transformation of the Group's service model.

Our card business also benefited from the economic upturn and consumers' higher propensity to spend. Card spending volume and merchant acquiring volume grew strongly by 20.4% and 21.5% respectively year-on-year.

Corporate Banking

With a stronger management, the Group's corporate banking business resumed its pace of growth and development under the new customer-centric business model and customer relationship building platform introduced last year. Capitalising on the economic upturn, we achieved an increase of 8.9% in our corporate advances and others in the first half of 2005. The quality of loans also improved through effective collection, write-off and risk management.

We have maintained our position as a leader in corporate and institutional banking and in arranging syndicated loans. We have also made much progress in growing our SME business and trade financing, which are our strategic priorities, through service enhancement and customisation. Loans to SMEs grew by 9.1% in the first six months of the year, while trade finance increased by 20.9%.

Significant progress was made in developing the cash management business with an increase in the number of key customers and business generated.

Mainland and RMB Business

Since the inception of an enhanced China-related business model early this year, our Mainland branches have been working more closely with the Group's Corporate Banking and Retail Banking Departments in its Hong Kong headquarters to bring about a higher degree of synergy and business growth. Loans and advances rose by 40.0% while operating profit before impairment grew by 94.5%. We also made considerable progress in expanding the scope of

services of our Mainland branches and launching new products in the interim period.

We have remained the local market leader in personal RMB banking services. Personal RMB deposits recorded a hefty increase of 63.8% in the first six months of the year. We also maintained our leading position in the issuance of RMB credit cards. The total number of RMB cards issued increased 23.3% by end-June. Since the launch of the China UnionPay Card in early 2004, we have enjoyed a leading position by a large margin in the market.

Treasury

Following the move by the US Federal Reserve to raise interest rates, the Group's Treasury effectively reallocated and diversified its investment portfolio for better gains.

The turnover of the Group's customer-driven business was affected by a relatively quiet local equity market and foreign exchange market at the beginning of the year. However, we succeeded in developing retail structured deposits that would become a platform for offering other structured products in the future.

Channels and Technology

The Group's ongoing project to renovate and upgrade branches to align with its business strategies proceeded smoothly. As at end-June 2005, the number of branches in Hong Kong was 285, compared to 283 six months ago.

Since 2002, the Group has been implementing the IT Blueprint for the purpose of enhancing its core banking system, customer relationship management, management control systems and IT infrastructure development. To keep abreast of technological advancement and ensure that the Group's IT infrastructure can support various units in upgrading their capability and productivity for growing businesses and developing new services, our Chief Information Officer and IT team have been actively updating and adjusting the IT Blueprint in the past few months. The IT Department itself was restructured so that it can perform its diverse and important roles more proactively and effectively. This is a major transformation process involving projects that would span the next three years or more. We firmly believe that the resources to be invested in it will prove to be well justified for uplifting the Group's service quality and competitive edge in the long run.

Prospects and Strategies

While we are basically optimistic that market sentiments and business prospects would still be favourable in the second half of 2005, we are also aware of the need to manage the challenges that may arise in order to sustain growth and, above all, deliver higher profitability. Notwithstanding the external environment, we will strive to grow our business and increase our operating profit under our newly-refined business models and strategies, which have proven to be effective under the Group's enhanced management structure, corporate governance, risk management and corporate culture.

One of the crucial factors affecting business growth is that local interest rates are expected to further increase to keep up with USD interest rates. This would have both positive and negative impact on the banking industry. The obvious upside is mortgage interest would stay at a more reasonable level, which is a plus factor for growing interest income. Secondly, it should create more leeway for the tier pricing of deposits, though the benefits of which would be offset to some extent by deposit migration to the higher-yield end. At the same time, it would probably be more challenging to grow loans and wealth management products. We are also mindful that

increased uncertainty with regard to interest rates, yield curve and exchange rates might bring volatility to the treasury business.

For the Group, we believe that top-line growth in the foreseeable future would come mainly from the improvement of interest spread, higher demand for lending, increase in income from high-margin products and services. In this regard, we will continue to make the best use of our extensive branch network and customer relationship building platform. In spite of the challenges we would face with regard to wealth management caused by higher deposit rates, it is still our policy to further upgrade our customer base and asset base for longer-term gains.

The relatively high growth recorded by the Group in corporate and personal loans should lay a solid foundation for the increase in net interest income in the second half of this year. It is also a key factor for us to further improve our profitability going forward, with emphasis placed on optimising the structure of our loan portfolio and enhancing loan yields. Of course, we are very much aware that prudent management of deposit rates in view of the rise in interest rates is another crucial factor for higher profitability.

To explore the vast potential in the Mainland market, we will continue to leverage the effective business model to grow our China-related business and offer quality cross-border services to customers. We are also confident that our expertise and experience in RMB services will give us unique advantages for the further extension of the RMB banking business in the foreseeable future.

Last but not least, in anticipation that operating costs may rise with the return of inflation, we will focus on maintaining optimal cost-efficiency in the remainder of the year and beyond.

Vote of Thanks

Finally, I wish to thank the Board of Directors for their guidance and advice. I also wish to thank all my colleagues for their loyalty and wholehearted support. I know I can continue to count on them for realising the Group's vision to be customer's premier bank and creating superior value for shareholders.

HE Guangbei
Vice Chairman & Chief Executive

Hong Kong, 18 August 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Consolidated Financial Review

With effect from 1 January 2005, the Group is required to prepare its financial statements in accordance with new and revised HKFRSs and HKASs (thereafter collectively refer to as the "new accounting standards"). Due to the change in accounting standards, certain 2004 comparative figures are not strictly comparable.

Compared to the same period last year, the Group's profit attributable to shareholders increased by 16.9% to HK$6,522 million. Earnings per share was HK$0.6169, up HK$0.089. Return on average total assets and return on average shareholders' funds was 1.61% and 18.39%, up 0.13 and 0.20 percentage point against the first half of 2004.

The improvement in the Group's results was attributable to higher operating income, while operating expenses were kept at last year's level. Operating profit before impairment was correspondingly better than the same period last year. Attributable profit was also boosted by a substantial loan impairment allowance write-back and a large investment property revaluation gain. The latter represents a change in our accounting policies as no investment property revaluation was performed on 30 June 2004.

Financial Performance

HK$'m, except percentage amounts	**Half-year ended 30 June 2005**	Half-year ended 31 December 2004	Half-year ended 30 June 2004
Operating income	**8,225**	7,834	8,023
Operating expenses	**(2,676)**	(2,838)	(2,667)
Operating profit before impairment/provisions on advances	**5,549**	4,996	5,356
Reversal of impairment allowances/write-back of provisions	**1,435**	388	1,240
Others	**939**	2,092	180
Profit before taxation	**7,923**	7,476	6,776
Profit attributable to equity holders of the Company	**6,522**	6,382	5,581
Earnings per share (HK$)	**0.6169**	0.6036	0.5279
Return on average total assets	**1.61%**	1.63%	1.48%
Return on average shareholders' funds	**18.39%**	19.66%	18.19%
Net interest margin	**1.59%**	1.54%	1.56%
Non-interest income ratio	**28.74%**	27.44%	31.33%
Cost to income ratio	**32.53%**	36.23%	33.24%

Analysis of the financial performance, business operations and risk management of the Group for the first half of 2005 is set out in the coming sections.

Significant Changes in Accounting Policies

Following are the new accounting standards that had the most financial impact on the results.

Standards and interpretation	Significant financial impact for the first half of 2005
• HKAS 39: Financial Instruments – Recognition and Measurement	• Affected interest income, fees and commission income, net trading income and impairment allowances • Affected classification of assets and liabilities
• HKAS 40: Investment Property	• Movement of revaluation reserve of investment properties to retained earnings in the opening balance adjustment • Change in fair value of investment properties was recognised directly in the profit and loss account
• HKAS 12: Income Taxes – HKAS Interpretation 21	• Provision of deferred tax on the revaluation surplus of investment properties

In this management's discussion and analysis, the impact of adoption of the new accounting standards is described where appropriate. The notes to the accounts set out the changes in accounting policies in detail.

Net Interest Income and Margin

HK$'m, except percentage amounts	**Half-year ended 30 June 2005**	Half-year ended 31 December 2004	Half-year ended 30 June 2004
Interest income	**10,065**	8,374	7,304
Interest expense	**(4,204)**	(2,690)	(1,795)
Net interest income	**5,861**	5,684	5,509
Net interest income – comparable basis	***5,900***	*5,684*	*5,509*
Average interest-earning assets	**744,479**	734,174	708,490
Net interest spread	**1.43%**	1.43%	1.49%
Net interest margin	**1.59%**	1.54%	1.56%
Net interest margin – comparable basis	***1.60%***	*1.54%*	*1.56%*

Net interest income increased by HK$352 million, or 6.4%, to HK$5,861 million on a year-on-year basis. Average interest-earning assets grew by HK$35,989 million, or 5.1%, to HK$744,479 million. Net interest spread and net interest margin were 1.43% and 1.59% respectively. If the impact of the new accounting standards was removed, the comparable net interest income was HK$5,900 million, HK$391 million or 7.1% higher than the same period last year. Similarly, net interest margin was 1.60%, or 4 basis points higher than that of the first half in 2004 on a comparable basis.

The total negative impact of applying new accounting standards on the Group's net interest income amounted to approximately HK$39 million. Net interest income was affected in the following ways:

- Interest accrued on impaired loans using effective interest rate was not recognised under the previous accounting regime.
- Swap points of foreign exchange swap contracts previously accounted for as interest was reported as net trading income under the new accounting standards.
- Directly attributable loan fees and costs previously recognised as commission income and expenses were reported as interest income using the effective interest calculation.

In the first half of 2005, the Hong Kong dollar interest rate remained at a low level. However, subsequent to the introduction of refinement to the operation of the Linked Exchange Rate System by the HKMA in May 2005, the Hong Kong dollar interest rate rebounded, substantially narrowing the differential with US dollar interest rate. Average one-month HIBOR increased to 2.02% as compared to 0.11% for the first half of 2004. Average one-month LIBOR also rose steadily to 2.88% from 1.13%.

Gross yield on average loans increased by 51 basis points. However, the weighted average pricing on the residential mortgage portfolio declined by 25 basis points compared to the same period last year, dropping from 2.12% below best lending rate for the first half of 2004 to 2.37% in the current period. Facing a substantially different interest rate environment, the Group adjusted the mortgage pricing strategy by raising the effective interest rate and reducing cash rebate incentives on new loans in the second quarter. Gross yield on debt securities increased by 76 basis points as the Group continued to diversify its investment portfolio for yield enhancement. However, the improvement in net contribution from the debt securities portfolio was held back by the flattening yield curve. Deposit spread widened as a result of the Group's conscious effort in managing funding costs. However, cost of funding rose as average interest rates on savings and time deposits increased by 33 basis points and 97 basis points respectively.

Compared to the second half of 2004, on a comparable basis, net interest income increased by HK$216 million, or 3.8%. Net interest spread was flat. Net interest margin rose by 6 basis points mainly due to the increase in contribution of net free funds. Gross yields on average loans and debt securities rose by 48 and 51 basis points respectively. The improvement in loan spread was limited as the yield on residential mortgages continued to narrow in a very competitive environment. The weighted average pricing on residential mortgages was 12 basis points lower than that in the second half of 2004.

Net Fees and Commission Income

HK$'m	**Half-year ended 30 June 2005**	Half-year ended 31 December 2004	Half-year ended 30 June 2004
Bills commissions	**257**	277	270
Loan commissions	**124**	256	234
Wealth management income			
Stockbroking	**330**	374	462
Asset management	**85**	58	175
Life insurance	**135**	67	127
Retail bonds and structured notes	**74**	58	40
General insurance	**58**	68	52
Trust services	**49**	43	32
Payment services	**179**	184	165
Credit cards	**372**	350	316
Others	**342**	351	348
Fees and commission income	**2,005**	2,086	2,221
Fees and commission expenses	**(508)**	(576)	(510)
Net fees and commission income	**1,497**	1,510	1,711
Net fees and commission income – comparable basis	***1,601***	*1,510*	*1,711*

Net fees and commission income fell by HK$214 million, or 12.5%, to HK$1,497 million, primarily due to the decreases in commissions from stockbroking, sales of investment funds and the impact from the adoption of the new accounting standards. The new accounting standards resulted in a reduction of net fees and commission income, primarily in the form of loan fees, by HK$104 million. Excluding the impact of the new accounting standards, net fees and commission income would have registered a smaller drop of HK$110 million, or 6.4%.

Against the backdrop of raising interest rates and the strong performance in the first half of 2004, income from stockbroking and sales of investment funds declined by HK$132 million or 28.6%, and HK$90 million or 51.4%, respectively in the first half of 2005 compared to the same period in 2004. Customers demanded investments with higher potential returns amid a rising interest rate environment. Consequently sales of capital guaranteed funds dropped significantly from over 50% of total fund sales in the first half of 2004 to less than 10% in the first half of 2005. Nevertheless, structured products and open-ended funds became more popular in the market and the Group was able to capture the growth opportunities resulting in 87.4% and 12.0% increases in sales volume. Commissions from stockbroking reduced as a result of the decline in market transaction volume.

Loan commissions fell by HK$110 million, or 47.0%. Upon adoption of the new accounting standards, directly attributable loan fees of HK$133 million were amortised to interest income over the expected life of the loans as part of the effective interest calculation. Excluding the impact of the new accounting standards, loan fees would have registered a modest increase. Bills commission dropped by HK$13 million, or 4.8%, due to keen pricing competition.

Fees from card business recorded growth of 17.7%, driven by the increases in cardholder spending and merchant acquiring volumes by 20.4% and 21.5% respectively.

Compared to the second half of 2004, on a comparable basis, net fees and commission income increased by HK$91 million or 6.0%, mainly attributable to the growth of wealth management income. The income from sales of life insurance and investment funds showed the strongest growth of 101.5% and 46.6% respectively.

Net Trading Income

HK$'m	**Half-year ended 30 June 2005**	Half-year ended 31 December 2004	Half-year ended 30 June 2004
Foreign exchange and foreign exchange products	**596**	488	610
Interest rate instruments	**129**	(12)	(1)
Equity instruments	**4**	7	21
Commodities	**17**	22	32
Net trading income	**746**	505	662
Net trading income – comparable basis	***510***	*505*	*662*

Net trading income increased by HK$84 million, or 12.7%, to HK$746 million as compared to the first half of 2004. The adoption of HKAS 39 increased the volatility of the revenue recognition in the trading activities. On a comparable basis, after exclusion of the impact from the adoption of HKAS 39, net trading income declined by 23.0%.

Net trading income from foreign exchange and foreign exchange products decreased by HK$14 million, or 2.3%, to HK$596 million. Excluding about HK$87 million gains derived from the changes in fair value of foreign exchange swap contracts recognised under the new accounting standards, the comparable decline was 16.6%. Previously these contracts were accounted for as interest income on an accruals basis. The lower income from foreign exchange business was attributable to a lack of customer interest in currency trading as a result of a weak US dollar. There were also concerns that pressure on the RMB to appreciate might also put pressure for a stronger Hong Kong dollar, which further dampened public interest in holding other currencies.

Net trading income from interest rate instruments mainly included changes in fair value relating to trading securities, other financial assets at fair value through profit or loss, available-for-sale securities designated in fair value hedges, interest rate derivatives and financial liabilities at fair value through profit or loss. The increase in income was mainly derived from the changes in fair value of interest rate derivatives and retail certificate of deposits designated at fair value through profit or loss. On a comparable basis, when hedge accounting on accruals basis was usually applied in previous years, the net gain from interest rate instruments was minimal for the first half of 2005 and two halves of 2004.

Compared to the second half of 2004, on a comparable basis, net trading income stayed flat amid a quiet market environment.

Operating Expenses

HK$'m, except percentage amounts	**Half-year ended 30 June 2005**	Half-year ended 31 December 2004	Half-year ended 30 June 2004
Staff costs	**1,654**	1,664	1,627
Premises and equipment expenses	**321**	379	346
Depreciation on owned fixed assets	**286**	292	293
Other operating expenses	**415**	503	401
Operating expenses	**2,676**	2,838	2,667
Operating expenses – comparable basis	***2,797***	*2,838*	*2,667*
Cost to income ratio	**32.53%**	36.23%	33.24%
Cost to income ratio – comparable basis	***34.40%***	*36.23%*	*33.24%*

Operating expenses rose slightly by HK$9 million, or 0.3%, to HK$2,676 million.

In the first half of 2005, the Group adjusted the estimated useful life of the premises by referring to the lease terms of the land element as the depreciable period on the basis that the major portion of property values in Hong Kong rests with the land element. Under the previous accounting standards, the Group separated the land and building elements using a 50 : 50 split and depreciated according to the corresponding lives of the two elements. The use of one common life under the current treatment has led to a lower depreciation charge. Depreciation should have been increased by HK$121 million to HK$407 million in view of the substantial upward revaluation of premises in 2004.

Staff costs slightly increased by HK$27 million, or 1.7%, mainly attributable to upward adjustment of staff salaries in April 2005. Headcount measured in full time equivalents was 12,698 at the end of June 2005, a decrease of 257 from 30 June 2004.

Loan Impairment Release

HK$'m	**Half-year ended 30 June 2005**	Half-year ended 31 December 2004	Half-year ended 30 June 2004
Loan impairment release/(charge)			
– New allowances	**(796)**	–	–
– Releases	**1,123**	–	–
– Recoveries of loans previously written off	**1,108**	–	–
Specific provisions			
– New provisions	**–**	(709)	(811)
– Releases	**–**	524	1,327
– Recoveries of loans previously written off	**–**	623	733
General provisions	**–**	(50)	(9)
Credit to profit and loss account	**1,435**	388	1,240

Under the new accounting standards and accounting policies, impairment allowances of individually significant loans and advances showing objective evidence of impairment are calculated using discounted future cash flow analysis. For the remaining loans and advances, impairment allowances are collectively assessed by using statistical models on portfolios of loans and advances grouped by similar credit characteristics. The Group reported a release of allowances of HK$1,123 million in the first half of 2005. The release was the result of improvement in asset quality due to a solid growth in economy, lower bad debt migration rate and rise in collateral values. This release was partially offset by an increase of HK$796 million in new impairment allowances.

For the first half of 2005, the active property market also facilitated disposals of collateral. As a result, recoveries of loans previously written off increased by HK$375 million, or 51.2%, to HK$1,108 million.

Revaluation of investment properties

Revaluation gains on investment properties of HK$918 million was recognised through the profit and loss account on the adoption of HKAS 40. The related deferred tax charge amounted to HK$155 million.

Adjustments to the opening balance of total reserves at 1 January 2005

The following table displays the adjustments to the opening balance of total reserves at 1 January 2005.

HK$'m	Retained earnings	Other reserves	Total	Notes
At 31 December 2004	**12,541**	**3,116**	**15,657**	
Opening adjustments:				
HKAS 39				
– Reclassification and remeasurement of debt securities	**953**	**–**	**953**	i
– Recognition of derivatives at fair value	**(924)**	**–**	**(924)**	
– Loan loss provision write-back	**3,800**	**–**	**3,800**	ii
– Taxation	**(657)**	**–**	**(657)**	iii
– Others	**26**	**–**	**26**	
HKAS 40 – transfer of investment properties revaluation reserve	**623**	**(623)**	**–**	iv
HKAS 40 – taxation	**(1)**	**–**	**(1)**	
HKAS Interpretation 21 – deferred tax	**(636)**	**–**	**(636)**	v
Transfer to regulatory reserve	**(3,410)**	**3,410**	**–**	
At 1 January 2005	**12,315**	**5,903**	**18,218**	

i. Certain held-to-maturity securities were classified as available-for-sale securities and securities at fair value through profit or loss at 1 January 2005 and were remeasured at fair value. The opening adjustment represents the difference between the fair value and the amortised cost.
ii. Transfer general provisions and specific provisions in excess of loan impairment allowances into retained earnings.
iii. Provision of deferred tax and current tax on the opening adjustments.
iv. Transfer of revaluation reserve of investment properties to retained earnings.
v. Provision of deferred tax on the revaluation surplus of investment properties.

Estimation of the effect on adoption of new accounting standards

The following table provides differences in the profit had the previous accounting standards and accounting policies still been applied for the six months ended 30 June 2005. Due to the complexity of the calculation, the analysis is on a best estimate basis.

HK$'m	**Half-year ended 30 June 2005**	**Notes**
Effective yield and others	**86**	i
Hedging and asset classification	**(179)**	ii
Impairment	**(1,006)**	iii
Revaluation of investment properties	**(918)**	iv
Taxation	**382**	
Total	**(1,635)**	

Most differences were attributable to the adoption of HKAS 39 and HKAS 40. The key impacts are summarised in the following notes:

i. HKAS 39 requires the use of effective yield on interest income recognition for directly attributable loan fees and costs. Effective yield difference affected both net interest income and net fees and commission income.

ii. Certain derivative financial instruments that were previously not marked to market were now stated at fair value under HKAS 39. On 1 January 2005, the Group reclassified certain held-to-maturity securities to available-for-sale securities and to financial instruments at fair value through profit or loss. The Group also designated certain financial liabilities at fair value through profit or loss such that they were stated at fair value. For the first half of 2005, the changes in fair value of these financial instruments were reflected in the profit and loss account. Differences arising from hedging and asset classification mainly affected net interest income and net trading income.

iii. Under HKAS 39, individual and collective assessment models are used to determine the impairment allowances for loans and advances. Using this new methodology, the total impairment allowances required for the first half of 2005 was lower than the total allowances established at the beginning of the year resulting in a net write-back. The reduction of the loan impairment allowances was made possible by the continual improvement in the quality of the loan portfolio. Under the previous accounting standards, there would have been an increase in general provisions regardless of the improvement in asset quality.

iv. HKAS 40 requires fair value changes of investment properties to be reported directly in the profit and loss account. In previous accounting standards, changes in the value of investment properties were treated as a movement in the investment properties revaluation reserve on a portfolio basis. As the Group held an investment properties revaluation reserve as at 31 December 2004, there would have been no impact in the profit and loss account arising from investment property revaluation.

Financial Position

HK$'m	**At 30 June 2005**	At 31 December 2004
Cash and short-term funds	**113,792**	102,647
Placements with banks and other financial institutions maturing between one and twelve months	**60,196**	107,581
Certificates of deposit held	**19,440**	22,338
Hong Kong SAR Government certificates of indebtedness	**33,900**	34,760
Securities investments*	**214,376**	189,388
Derivative financial instruments	**4,711**	–
Advances and other accounts	**336,290**	309,211
Fixed assets and investment properties	**22,195**	21,877
Deferred tax assets	**8**	12
Other assets**	**8,427**	8,962
Total assets	**813,335**	796,776
Hong Kong SAR currency notes in circulation	**33,900**	34,760
Deposits and balances of banks and other financial institutions	**38,471**	34,440
Deposits from customers	**627,298**	631,330
Trading liabilities and other financial instruments at fair value through profit or loss	**8,339**	–
Derivative financial instruments	**3,619**	–
Certificates of deposit issued	**3,746**	3,788
Deferred tax liabilities	**2,407**	947
Other accounts and provisions	**20,890**	21,751
Total liabilities	**738,670**	727,016
Minority interests	**1,294**	1,239
Shareholders' funds	**73,371**	68,521
Total liabilities and capital resources	**813,335**	796,776

* At 30 June 2005, securities investments include held-to-maturity securities, available-for-sale securities, trading securities and other financial instruments at fair value through profit or loss based on the classification required under the new accounting standards. At 31 December 2004, securities investments include held-to-maturity securities, other investment in securities and investment securities.

** Trade bills and investments in associates are included in other assets.

The Group's total assets as at 30 June 2005 were HK$813,335 million, up HK$16,559 million, or 2.1%, from end-2004.

- Interbank placings maturing between one and twelve months dropped by HK$47,385 million, or 44.0%.
- Securities investments rose by HK$24,988 million, or 13.2%, to HK$214,376 million.
- The Group continued to actively manage the balance sheet. As a result, short-term surplus funds were reduced and uses of funds by our lending business and securities investment portfolios increased.

Advances to customers

The Group registered a strong growth in advances to customers by HK$24,428 million, or 7.8%, to HK$337,654 million from end-2004.

HK$'m, except percentage amounts	**At 30 June 2005**	%	At 31 December 2004	%
Industrial, commercial and financial	**156,225**	**46.3%**	148,034	47.3%
Individuals	**132,531**	**39.2%**	124,687	39.8%
Loans for use in Hong Kong	**288,756**	**85.5%**	272,721	87.1%
Trade finance	**16,049**	**4.8%**	13,279	4.2%
Loans for use outside Hong Kong	**32,849**	**9.7%**	27,226	8.7%
Total advances to customers	**337,654**	**100.0%**	313,226	100.0%

Loans for use in Hong Kong rose by 5.9%.

- Lending to industrial, commercial and financial sectors recorded a robust expansion by HK$8,191 million, or 5.5%, from end-2004. In particular, our SME loan portfolio increased by 9.1%.
- Residential mortgage loans (excluding those under the government-sponsored home purchasing schemes) increased by HK$7,796 million, or 8.2%, to HK$103,411 million.
- Card advances grew by HK$93 million, or 2.2%, from end-2004 as a result of an increase in cardholder spending encouraged by a favorable economic environment.

Trade finance increased by HK$2,770 million or 20.9%. This was largely a result of strong import and export performance in Hong Kong. Loans for use outside Hong Kong was up 20.7%, mainly propelled by the strong growth of corporate lending business in our Mainland branches.

Deposits from Customers

HK$'m, except percentage amounts	**At 30 June 2005**	**%**	At 31 December 2004	%
Demand deposits and current accounts	**29,481**	**4.7%**	32,470	5.1%
Savings deposits	**241,269**	**38.1%**	296,462	47.0%
Time, call and notice deposits	**356,548**	**56.4%**	302,398	47.9%
Structured deposits	**5,248**	**0.8%**	–	–
Total deposits from customers	**632,546**	**100.0%**	631,330	100.0%

Deposits from customers were HK$632,546 million, up HK$1,216 million or 0.2% from end-2004. Time deposits increased by HK$54,150 million or 17.9%, whereas savings deposits declined by HK$55,193 million or 18.6%. Owing to a substantial increase in interest rates, we saw a shift of funds from savings deposits to time deposits.

Asset Quality

HK$'m, except percentage amounts	**At 30 June 2005**	At 1 January 2005	At 31 December 2004
Advances to customers	**337,654**		313,226
Classified impaired loan ratio*	**1.89%**		2.95%
Impairment allowances	**2,976**	3,942	–
Regulatory reserve for general banking risks	**3,584**	3,410	–
Total allowances and regulatory reserve	**6,560**	7,352	–
General provisions	**–**	–	5,465
Specific provisions	**–**	–	2,320
Total provisions	**–**	–	7,785
Total allowances/provisions as a percentage of advances to customers	**0.88%**		2.49%
Total allowances and regulatory reserve/provision as a percentage of advances to customers	**1.94%**		2.49%
Residential mortgage loans – delinquency and rescheduled loan ratio**	**0.47%**		0.61%
Card advances – delinquency ratio***#	**0.35%**		0.38%

	Half-year ended 30 June 2005	Half-year ended 30 June 2004
Card advances – charge-off ratio#	**2.87%**	4.67%

* Percentage of loans that are classified as substandard, doubtful or loss under the HKMA's loan classification system. Upon adoption of HKFRS 5, repossessed assets are initially recognised at the lower of their fair value or the amortised cost of the related outstanding loans on the date of repossession. The related loans and advances are deducted from loans and advances. Details of the accounting policies are set out in the notes to the interim report.

** Residential mortgage loans exclude those under the Home Ownership Scheme and other government-sponsored home purchasing schemes. Delinquency ratio is measured by a ratio of the total amount of overdue loans (more than three months) to total outstanding loans.

Exclude Great Wall cards and computed according to the HKMA's definition.

The Group's classified impaired loans decreased significantly by HK$2,876 million or 31.1%. Classified impaired loan ratio improved by 1.06 percentage points to 1.89%. We achieved good results in our collection and recovery efforts helped by an improving economy and property market. Total collections amounted to approximately HK$1.7 billion. Write-offs of classified impaired loans amounted to HK$0.6 billion. About HK$0.4 billion of the reduction in classified impaired loans was due to deduction of the loans and advances related to repossessed assets upon the adoption of HKFRS 5.

Impairment allowances amounted to HK$2,976 million under the categories of individual and collective assessments. The Group also held a regulatory reserve amounting to HK$3,584 million. This regulatory reserve balance was created by a transfer of HK$3,410 million from retained earnings at the beginning of the financial year plus an increase of HK$174 million in the first six months of this year. Total allowances and regulatory reserve represents 1.94% of total advances to customers, or 103.0% coverage of the classified impaired loans.

The quality of the Group's residential mortgage loans continued to improve. The combined delinquency and rescheduled loan ratio decreased from 0.61% at end-2004 to 0.47%. The negative equity ratio dropped from 3.93% at end-2004 to 1.00%. The quality of card advances also improved, with the delinquency ratio and charge-off ratio dropping from 0.38% and 4.67% to 0.35% and 2.87% respectively.

Capital and Liquidity Ratios

HK$'m, except percentage amounts	**At 30 June 2005**	At 31 December 2004
Tier 1 capital	**63,425**	60,905
Tier 2 capital	**4,724**	5,049
Unconsolidated investments and other deductions	**(1,019)**	(1,257)
Total capital base after deductions	**67,130**	64,697
Risk-weighted assets		
On-balance sheet	**396,597**	369,875
Off-balance sheet	**33,186**	34,045
Deductions	**(3,421)**	(3,091)
Total risk-weighted assets	**426,362**	400,829
Total risk-weighted assets adjusted for market risk	**427,186**	400,977
Capital adequacy ratios		
Before adjusting for market risk		
Tier 1	**14.88%**	15.19%
Total	**15.74%**	16.14%
After adjusting for market risk		
Tier 1*	**14.85%**	15.19%
Total*	**15.71%**	16.13%

	Half-year ended 30 June 2005	Half-year ended 30 June 2004
Average liquidity ratio	**39.15%**	34.64%

* The capital adequacy ratios take into account market risks and are calculated in accordance with the relevant HKMA guidelines.

Total capital base after deductions of the Group further increased to HK$67,130 million, or a 3.8% increase over the balance at 31 December 2004. The increase was primarily due to the increase in retained earnings. The consolidated capital adequacy ratio declined by 0.40 percentage point to 15.74% as at 30 June 2005, mainly due to expansion of on-balance sheet risk-weighted assets. This was attributable to the strong growth in corporate loans and residential mortgage loans, partially offset by the reduction in interbank placements.

The impact of adoption of new accounting standards on the capital base was not significant. In accordance with the HKMA guideline "Impact of the New Hong Kong Accounting Standards on Authorised Institutions' Capital Base and Regulatory Reporting", collective assessment allowances of HK$1,222 million and regulatory reserve of HK$3,584 million appropriated from retained earnings were included in Tier 2 capital subsequent to the adoption of HKAS 39. At 31 December 2004, general provisions eligible to Tier 2 capital were capped to HK$5,049 million.

BUSINESS REVIEW

Certain year-on-year figures in the following business segment analysis are not strictly comparable.

Retail Banking

HK$'m, except percentage amounts	**Half-year ended 30 June 2005**	Half-year ended 30 June 2004	Increase/ (decrease)
Net interest income	**3,656**	2,724	34.2%
Other operating income	**1,228**	1,444	(15.0%)
Operating income	**4,884**	4,168	17.2%
Operating expenses	**(1,898)**	(1,864)	1.8%
Operating profit before impairment/provisions on advances	**2,986**	2,304	29.6%
Loan impairment release/(charge) for bad and doubtful debts	**85**	(29)	NM
Profit before taxation	**3,071**	2,275	35.0%

	At 30 June 2005	At 31 December 2004	Increase/ (decrease)
Segment assets	**136,206**	132,790	2.6%
Segment liabilities	**552,822**	567,309	(2.6%)

Note: For additional segmental information, see Note 36 to the accounts.

NM: Not meaningful

Results

Retail Banking recorded a growth in profit before taxation by 35.0% to HK$3,071 million as compared to the first half in 2004, mainly due to an increase in net interest income.

Net interest income improved by 34.2% to HK$3,656 million. Rising Hong Kong dollar interest rate and our efforts in managing funding cost directly contributed to a widening of deposit spread. This was partially offset by narrowing residential mortgage loan spread as Prime – HIBOR spread contracted substantially during the period.

Other operating income declined by 15.0% to HK$1,228 million. Customers demanded investment products with higher potential returns as interest rate moved up. Increase in sales of structured products and open-ended investment funds by 87.4% and 12.0% respectively partially offset the drop from sales of capital guaranteed funds. Commissions from stockbroking were affected by a decline in market transaction volume. Income from foreign exchange also dropped amid a weaker US dollar and less volatile market conditions.

Advances and other accounts, including mortgage loans and card advances, increased by 6.8% to HK$130,108 million from end-2004. Customer deposits decreased slightly by 2.0% to HK$532,568 million.

Wealth management

Wealth management is one of the key strategic focuses of our Retail Banking activities. After launching Wealth Management Prime service in December 2004, the Group introduced the brand-new Wealth Management VIP service in January 2005, a professional and personalised wealth management service for customers with an asset position of HK$2 million or above. By end of June 2005, the number of Wealth Management customers and assets under management grew by 30% and 23% respectively when compared to end-2004.

Residential mortgage

A buoyant property market and effective marketing contributed to the strong growth in our mortgage business. The Group's mortgage loan balance increased by 8.2% to HK$103,411 million from end-2004. The pricing competition in the market remained intense but as the Prime - HIBOR spread narrowed, banks began raising their pricing. During the period, the Group also raised the pricing of new mortgage loans and reduced cash rebate. Benefiting from the property price appreciation and improved credit risk management, the asset quality of mortgage loans continued to improve.

Personal RMB banking business

The Group provides comprehensive personal RMB banking services. We recorded remarkable growth of 63.8% in RMB deposits to RMB8,438 million. The number of ATM that provides RMB withdrawal service also increased from 232 at end-2004 to 241. We also maintained our leading position in RMB credit card issuance. The total number of RMB cards issued increased by 23.3% from end-2004.

Credit cards

Card business continued to expand in terms of customer base and service range. The Group's card business sustained its growth momentum in the first half of 2005. Card advances increased by 2.2% and the number of cards issued grew by 3.2% from end-2004. Cardholder spending volume and merchant acquiring volume registered double-digit growth of 20.4% and 21.5% respectively as compared to the first half of 2004.

The Group successfully launched China UnionPay merchant acquiring business in Thailand in January and introduced a new BOC credit card in Singapore with BOC Singapore. We launched new Visa SMS-based Bill Payment Service, which enables cardholders to pay bills via mobile phone, and MasterCard SecureCode, which provides secure and easy-to-use online payment and shopping services to cardholders. In May, we introduced the Two-factor Authentication Service, which provides more secure and convenient online services to our cardholders.

The Group's outstanding performance and service quality were duly recognised by the market. During the year, we won a number of awards from MasterCard International, The Hong Kong Trade Development Council and The International Licensing Industry Merchandisers:

- 2005 Gold prize of MasterCard Asia/Pacific Marketing Leadership Awards Best Program Launch
- 2005 Gold prize of MasterCard Asia/Pacific Marketing Leadership Awards Best Platinum Marketing
- 2005 Premier Asian Licensing Awards – Best Marketing Campaign in Hong Kong

Corporate Banking

HK$'m, except percentage amounts	**Half-year ended 30 June 2005**	Half-year ended 30 June 2004	Increase/ (decrease)
Net interest income	**1,768**	1,779	(0.6%)
Other operating income	**505**	615	(17.9%)
Operating income	**2,273**	2,394	(5.1%)
Operating expenses	**(506)**	(521)	(2.9%)
Operating profit before impairment/provisions on advances	**1,767**	1,873	(5.7%)
Loan impairment release/write-back of bad and doubtful debts	**1,350**	1,269	6.4%
Profit before taxation	**3,117**	3,142	(0.8%)

	At 30 June 2005	At 31 December 2004	Increase/ (decrease)
Segment assets	**208,645**	187,947	11.0%
Segment liabilities	**97,063**	90,054	7.8%

Note: For additional segmental information, see Note 36 to the accounts.

Results

Corporate Banking reported a small decline in profit before taxation by 0.8% to HK$3,117 million as compared to the first half of 2004.

Net interest income stayed flat. The benefit from widened deposit spread was offset by a narrower loan spread as keen market competition continued to exert pressure on the yield. Other operating income dropped by HK$110 million mainly due to amortisation of directly attributable loan fees into interest income using the effective interest calculation upon the adoption of HKAS 39.

Loan impairment release amounted to HK$1,350 million. Asset quality of our corporate loan portfolio continued to solidify as a result of an improving bad debt migration rate and higher collateral value. Recoveries remained strong amid favorable market conditions.

The Group achieved significant growth in loans and advances in the first half of 2005. Advances and other accounts increased by 8.9% to HK$202,855 million from end-2004. Customer deposits increased by 7.9% to HK$94,729 million.

Corporate and SMEs

Leveraging on the revitalised economy, Corporate Banking's business strategy is to grow small and medium-sized enterprises, and trade financing.

Despite intense pricing competition, we achieved a decent growth in trade financing and bills processing volume. In June, Factors Chain International, a global network of leading factoring companies, upgraded the Group's membership status from Associate Member to Full Member.

A new product, SME Quick Loan was launched to cater for our SME customers. By the end of June 2005, the total amount of loans to SMEs increased by 9.1% to about HK$48,815 million from end-2004.

Our Corporate Banking continued to maintain its leading position in the syndication loan market. The Group was ranked as the second largest arranger in the local syndicated market and the combined syndicated loan market of Hong Kong, China and Macau in the first half of 2005 by Basis Point, a leading Asian debt market magazine.

In March, we were appointed by the China Foreign Exchange Trade System as the clearing bank for Hong Kong dollar.

During the period, we improved our internal management mechanism, simplified workflow, and increased overall operational efficiency, with the ultimate goal of enhancing our product delivery and customer service quality. In June, a new credit management division within Corporate Banking was set up to enhance our SME business serving capability by improving credit analysis process and speeding up approval.

Mainland branches

The rapidly expanding economy and enormous business potential in the Mainland market provides increasing opportunities for banks. Persistent efforts have been put to integrate the business operations of Retail Banking and Corporate Banking in Hong Kong with our Mainland network in order to capitalise on the Group's competitive edge.

In the first half of 2005, the Group's Mainland branches continued to expand our business. Loans and advances rose by 40.0% while operating profit before impairment grew by 94.5%.

During the period, Nanyang's Shenzhen branch was approved to extend its RMB services to domestic companies. Furthermore, nine branches have obtained permission to commence insurance agency business. To further broaden its range of products, the Group rolled out structured deposits in the Mainland. We have been preparing for the introduction of wealth management services and option-linked deposits since the second quarter of this year.

Treasury

HK$'m, except percentage amounts	**Half-year ended 30 June 2005**	Half-year ended 30 June 2004	Increase/ (decrease)
Net interest income	**568**	1,014	(44.0%)
Other operating income	**468**	320	46.3%
Operating income	**1,036**	1,334	(22.3%)
Operating expenses	**(198)**	(177)	11.9%
Operating profit before impairment/provisions on advances	**838**	1,157	(27.6%)
Others	**18**	1	1,700.0%
Profit before taxation	**856**	1,158	(26.1%)

	At 30 June 2005	At 31 December 2004	Increase/ (decrease)
Segment assets	**445,495**	453,457	(1.8%)
Segment liabilities	**84,140**	68,485	22.9%

Note: For additional segmental information, see Note 36 to the accounts.

Results

Treasury reported a profit of HK$856 million, down 26.1% in the first half of 2005, mainly due to a decline in net interest income. Flattening yield curve with rising short-term interest rates squeezed the net interest income from managing residual funds. This was largely reflected in the large increase in interest expenses to Retail Banking and Corporate Banking for their deposit-taking business, partially offset by the increase in interest income from debt securities investments.

Increase in other operating income was mainly due to the gains in foreign exchange swap contracts, favorable changes in fair value of interest rate derivatives and other financial instruments.

Investment portfolio management

The money market and capital market environments in the first half of 2005 were both encouraging and challenging. As the US Federal Reserve continued to raise interest rate, Treasury actively reallocated the Group's investment portfolio for better returns. Under an acceptable risk level, we further diversified our investment portfolios by investing in asset-backed debt securities and corporate bonds.

Customer trades

The foreign exchange, precious metals and equity markets were less volatile than the same period last year. Customer investment sentiment was affected and this directly had a negative impact on the turnover of our customer-driven business.

Despite this, we put strong emphasis on developing tailor-made products and on exploring cross-selling opportunities in our Retail Banking and Corporate Banking. As a result, we have achieved great success in promoting retail structured deposits and this built a solid platform for offering other structured products in the future.

Risk Management

Overview

Risk management is vital to our corporate governance process. We believe that sound risk management is a key success factor of an organisation. As such, in our daily operational management, we emphasise that risk management is the foundation of healthy business development in achieving a balance between risk control and business growth. The principal types of risk inherent in the Group's business are reputation risk, legal and compliance risk, strategic risk, credit risk, market risk, interest rate risk, liquidity risk and operational risk. The Group's risk management objective is to enhance shareholder value, while maintaining risk exposures within acceptable limits.

Risk Management Governance Structure

BOCHK's risk management governance structure is designed to cover the whole process of all businesses and ensure various risks are properly managed and controlled when carrying out business. BOCHK has a sound risk management organisational structure. Various groups of risk takers assume their respective responsibilities for risk management.

The Board of Directors, representing the interest of the shareholders, is the highest decision making authority and has the ultimate responsibility for risk management. The Board with the assistance of its sub-committees has the primary responsibility for the determination of risk management strategies, and ensures that BOCHK has established an effective risk management system to implement those risk management strategies. The Risk Committee ("RC"), established by the Board of Directors as a standing committee, is responsible for approving BOCHK's major risk management policies and procedures and major asset and liability management policies.

Management includes Chief Executive ("CE") and committees which have the responsibility to implement the policies and procedures and various risk limits in accordance with the risk management strategies set by the Board, and to oversee the effectiveness of managing and controlling risk in the day-to-day management. The Chief Risk Officer ("CRO") and the Chief Financial Officer ("CFO") assist the CE to manage various types of risks. The CRO oversees the operation of the Risk Management Department ("RMD"), Legal and Compliance Department ("LCD") and Special Asset Management Department ("SAMD") and is responsible for reputation risk, legal and compliance risk, credit risk, market risk and operational risk. The CFO oversees the operation of the Economics and Strategic Planning Department and Finance Department and is responsible for strategic risk, interest rate risk and liquidity risk.

BOCHK has comprehensive policies and procedures to identify, measure, monitor and control various risks across the organisation, to set appropriate risk limits, and to continually monitor these risks and limits by means of administrative procedures and information systems. BOCHK continually modifies and enhances its risk management policies and procedures to reflect changes in markets and business strategies.

BOCHK's principal banking subsidiaries, Nanyang and Chiyu, are managed consistently with the policies of the Group. These subsidiaries execute their risk management strategy independently and report to BOCHK's management on a regular basis.

Reputation Risk Management

Reputation risk is the risk that negative publicity regarding BOCHK's business practices, whether genuine or not, will cause a potential decline in the customer base or lead to costly litigation or revenue erosion. Reputation risk is inherent in every aspect of our business operation and covers a wide spectrum of issues. Market rumors or public perceptions are significant factors in determining the level of risk in this category.

In order to mitigate reputation risk, BOCHK has formulated and implemented a Reputation Risk Management Policy. This policy establishes standards to prevent and to manage reputation risk proactively at an early stage. It requires constant monitoring of external reputation risk incidents and published failures of risk incidents within the financial industry. In order to eliminate or alleviate the negative impact on BOCHK's reputation, incidents related to reputation risk are handled promptly in accordance with the Emergency Contingency Plan and Special Reporting System for Special Incidents.

Legal and Compliance Risk Management

Legal risk is the risk that unenforceable contracts, lawsuits or adverse judgments may disrupt or otherwise negatively affect the operations or financial condition of BOCHK. LCD is responsible for proactively identifying, assessing and managing legal risk faced by BOCHK in the ordinary course of its business.

Compliance risk is the risk of legal and regulatory sanctions, financial loss, or loss to reputation that BOCHK may suffer as a result of its failure to comply with all applicable laws, regulations, international practices, local trade standards, codes of conduct and standards of good practice. By establishing and maintaining appropriate policies and guidelines, LCD ensures that BOCHK conducts its business in compliance with the requirements of relevant laws and regulations.

Strategic Risk Management

Strategic risk generally refers to the risks that may induce some current or future negative impacts on the earnings, capital, reputation or market position of BOCHK because of poor strategic decisions, improper implementation of strategies and lack of response to the market. BOCHK has developed its Strategic Risk Management Policy that defines the responsibilities of the Board and the Management when implementing its desired strategies.

Credit Risk Management

Credit risk is the risk that a customer or counterparty will be unable or unwilling to meet a commitment that it has entered into with BOCHK. Credit risk arises principally from BOCHK's lending, trade finance and treasury activities.

BOCHK follows different approval procedures for high-risk and low-risk loans.

Low-risk credit transactions that fulfill certain requirements relating to credit types, loan purposes, loan amounts, guarantees, collateral coverage and security adequacy can be processed using low-risk loan approval procedures. Under these procedures, authorised credit officers in credit initiation units may approve this type of credit application without prior review by the RMD. A loan review officer in the RMD conducts independent post-approval reviews of such pre-approved low-risk credit transactions and assesses if initial credit decisions have been made in accordance with the established procedures.

For high-risk loans, credit officers in credit initiation units can only accept and review loan applications and make the initial lending decisions. These credit applications are then independently evaluated by review officers in the RMD in respect of compliance with policies and procedures, adequacy of credit risk assessment, and information sufficiency. The RMD is authorised to exercise the right of veto based on the review conclusions.

BOCHK has developed an application scorecard for personal unsecured credit facilities. The scorecard is used to analyse applicants' demographic and credit characteristics and to predict future repayment performance. With scorecards, credit decisions are made based on credit scoring results. Several other scorecards for different types of personal lending products are being developed.

For loans reaching the approval authority of Deputy Chief Executives ("DCE") or above, independent risk assessment by the Credit Risk Assessment Committee ("CRAC") is required. The CRAC is a specialised committee, which consists of experts from the lending and other areas of BOCHK. The CRAC is responsible for making independent risk assessment of significant credit applications. The decision of CRAC will be an important basis for the CRO, DCE and CE to make their credit decisions. The CRAC itself has no credit approval authority.

Loans that exceed the approval authority of CE have to be approved by the RC.

BOCHK conducts post-disbursement reviews to ensure compliance with established credit policies and procedures in the loan portfolio.

To improve loan quality, BOCHK has set up internal targets to control the amount of criticised loans. The RMD regularly reports loan quality to senior management for high-level oversight.

Market Risk Management

Market risk is the risk that the movements in interest rates or market prices will result in losses in on- and off-balance sheet positions. BOCHK's market risk arises from customer-related business and from position taking. Market risk trading positions are subject to daily mark-to-market valuation.

Market risk is managed within the risk limits approved by the RC. The overall risk limits are divided into sub-limits by reference to different risk factors, including interest rate, foreign exchange rate, commodity price and equity price. Considering the different nature of the products involved, limits are set by using a combination of risk measurement techniques, including position limits and sensitivity limits.

Having set up the monitoring limits and supervisory procedures, the Market Risk Division in the RMD is responsible for the daily oversight of BOCHK's market risk to ensure that the overall and individual market risks are within BOCHK's risk tolerance.

VaR is a statistical technique which estimates the potential losses that could occur on risk positions taken due to movements in interest rates, foreign exchange rates, commodity prices and equity prices over a specified time horizon and to a given level of confidence. The model used by BOCHK to calculate portfolio and individual VaR on a variance/co-variance basis uses historical movements in market rates and prices, a 99% confidence level and a 1-day holding period and generally takes account of correlations between different markets and rates.

The following table set out the VaR for all trading market risk exposure of BOCHK.

HK$'m	**At 30 June 2005**	**Minimum for the first half of 2005**	**Maximum for the first half of 2005**	**Average for the first half of 2005**
VaR for all market risk	**2.8**	**1.7**	**4.7**	**2.9**
VaR for foreign exchange risk	**1.9**	**1.2**	**4.0**	**2.1**
VaR for interest rate risk	**2.1**	**1.6**	**3.7**	**2.5**

HK$'m	At 30 June 2004	Minimum for the first half of 2004	Maximum for the first half of 2004	Average for the first half of 2004
VaR for all market risk	2.2	0.9	5.6	3.3
VaR for foreign exchange risk	1.4	0.6	5.0	2.1
VaR for interest rate risk	1.8	0.5	4.4	2.6

For the first half of 2005, the average daily revenue of BOCHK earned from market risk related trading activities was HK$2.2 million (first half of 2004: HK$2.5 million). The standard deviation of these daily trading revenues was HK$2.1 million (first half of 2004: HK$2.5 million). The most frequent result was a daily trading revenue of between HK$1.0 million to HK$3.0 million (first half of 2004: HK$2.0 million to HK$4.0 million). The highest daily revenue was HK$11.0 million (first half of 2004: HK$9.0 million).

BOCHK provides foreign exchange deposit, margin trading and forward transaction services to its customers. BOCHK's trading activities in the foreign currency markets expose it to exchange rate risk. BOCHK manages exchange rate risk through its interbank market activities. In particular, BOCHK mitigates exchange rate risk by establishing position limits and limits on the loss of the whole foreign exchange trading floor. All these limits are approved by the RC. The RMD is responsible for monitoring foreign exchange exposure and related stop-loss limits on a day-to-day basis as well as credit risk exposure arising from foreign exchange transactions.

Interest Rate Risk Management

BOCHK's interest rate risk exposures mainly comprise structural positions. The major types of structural positions are:

repricing risk – mismatches in the maturity or repricing periods of assets and liabilities

basis risk – different pricing basis for different transactions so that yield on assets and cost of liabilities may change by different amounts within the same repricing period

BOCHK's Asset and Liability Management Committee ("ALCO") maintains oversight of interest rate risk and the RC sanctions the interest rate risk management policies formulated by the ALCO. The Finance Department carries out approved policies and develops systems and metrics to identify, measure and monitor interest rate risk.

Gap analysis is one of the tools used to measure BOCHK's exposure to interest rate risk. It provides BOCHK with a static view of the maturity and repricing characteristics of its balance sheet positions. The magnitude of the gaps indicates the extent to which BOCHK is exposed to the risk of potential changes in the margins on new or repriced assets and liabilities.

BOCHK uses interest rate derivatives to hedge its interest rate exposures and in most cases, plain vanilla interest rate swaps are used.

With respect to repricing risk, sensitivities of earnings and economic value to interest rate changes (Earnings at Risk and Economic value at Risk) are assessed through hypothetical interest rate shock of 200 basis points across the yield curve on both sides. Earnings at Risk and Economic value at Risk are respectively controlled within an approved percentage of the projected net interest income for the year and the latest capital base as sanctioned by the RC. The Finance Department reports the results to the ALCO and the RC on a regular basis.

The impact of basis risk is gauged by the projected change in net interest income under scenarios of imperfect correlation in the adjustment of the rates earned and paid on different instruments. Ratios of asset and liability of different pricing basis are set to monitor such risk.

Stress tests on repricing risk and basis risk are conducted regularly. The ALCO monitors the results of stress tests against limits and decides whether remedial action should be taken.

Liquidity Risk Management

The goal of liquidity management is to enable BOCHK, even under adverse market conditions, to meet all its maturing repayment obligations on time and to fund all of its asset growth and strategic opportunities, without forced liquidation of its assets at short notice.

BOCHK funds its operations principally by accepting deposits from retail and corporate depositors. In addition, BOCHK may issue certificates of deposit to secure a long-term financing source or may raise funds through the sale of investments. BOCHK uses the majority of funds raised to extend loans, to purchase debt securities or to conduct interbank placements.

BOCHK manages and measures its liquidity through maintaining strong liquidity ratios, examining the stability of depositors and the respective concentration risk, monitoring the loan to deposit ratio, maintaining a portfolio of high quality liquid securities and conducting regular stress tests. BOCHK also smoothens its liquidity by borrowing in the interbank markets on a short-term basis. The interbank markets generally provide an adequate amount of liquidity at borrowing rates that are subject to market conditions.

The primary goal of BOCHK's asset and liability management strategy is to achieve optimal return while ensuring adequate levels of liquidity and capital within an effective risk control framework and at reasonable cost of funding. BOCHK's ALCO is responsible for establishing these policy directives (including the liquidity contingency plan), and the RC sanctions the liquidity management policies. The Finance Department closely monitors the liquidity risk of BOCHK and reports to the Management and ALCO regularly.

Operational Risk Management

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events. BOCHK aims to manage this risk in line with the best practices of the industry.

BOCHK manages operational risk by identifying, assessing, monitoring, controlling and mitigating the risks, and reviews the risks inherent in business processes, activities and products. BOCHK monitors operational risk profile, records operational risk data and reports to the RC and senior management. As part of our effective internal control environment, BOCHK establishes detailed internal policies and control procedures, monitors transactions and conducts reconciliation of accounts regularly. BOCHK also emphasises the need for appropriate segregation of duties and independent authorisation in all business activities.

The Business Continuity Plan is in place to support business operations in the event of disasters. Adequate backup facilities are maintained and periodic drills are conducted. The Company also arranges insurance cover to reduce potential losses in respect of operational risk.

Stress Testing

BOCHK supplements the analysis of various types of risks with stress testing. Stress testing is a risk management tool for estimating BOCHK's risk exposures under stressed conditions arising from extreme but plausible market or macroeconomic movements. These tests are conducted on a regular basis and the results are reported to the Board, the RC and the ALCO on a regular basis.

Capital Management

The major objective of capital management is to maximise the return to shareholders while maintaining a strong capital position. BOCHK would consider the adjustment of capital mix when appropriate to achieve the lowest overall cost of capital. The existing capital base, while may be high relative to the market, is considered appropriate to support the future business expansion of the Group. The ALCO, with the assistance of the Finance Department, monitors the adequacy of BOCHK's capital using the capital adequacy ratio as one of the major measurements. The Group complied with all the statutory capital standards for all the periods presented in the report.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Notes	(Unaudited) Half-year ended 30 June 2005 HK$'m	(Unaudited) Half-year ended 30 June 2004 HK$'m
Interest income		**10,065**	7,304
Interest expense		**(4,204)**	(1,795)
Net interest income	3	**5,861**	5,509
Fees and commission income		**2,005**	2,221
Fees and commission expenses		**(508)**	(510)
Net fees and commission income	4	**1,497**	1,711
Net trading income	5	**746**	662
Other operating income	6	**121**	141
Operating income		**8,225**	8,023
Operating expenses	7	**(2,676)**	(2,667)
Operating profit before impairment/provisions on advances		**5,549**	5,356
Reversal of loan impairment allowances on advances	8	**1,435**	–
Write-back of bad and doubtful debts	9	**–**	1,240
Operating profit		**6,984**	6,596
Net (loss)/gain from disposal/revaluation of fixed assets	10	**(9)**	22
Net gain from disposal/revaluation of investment properties	11	**927**	26
Net (loss)/gain from redemption/disposal of held-to-maturity securities		**(3)**	1
Net gain from disposal of available-for-sale securities		**21**	–
Write-back of provision for impairment on interests in associates		**4**	150
Share of profits less losses of associates		**(1)**	(19)
Profit before taxation		**7,923**	6,776
Taxation	12	**(1,328)**	(1,119)
Profit for the period		**6,595**	5,657
Attributable to:			
Equity holders of the Company		**6,522**	5,581
Minority interests		**73**	76
		6,595	5,657
Dividend	13	**3,468**	3,383
		HK$	HK$
Earnings per share for profit attributable to the equity holders of the Company	14	**0.6169**	0.5279

CONSOLIDATED BALANCE SHEET

	Notes	(Unaudited) At 30 June 2005 HK$'m	(Audited) At 31 December 2004 HK$'m
ASSETS			
Cash and short-term funds	17	**113,792**	102,647
Placements with banks and other financial institutions maturing between one and twelve months		**60,196**	107,581
Trade bills		**1,251**	1,086
Certificates of deposit held	18	**19,440**	22,338
Hong Kong SAR Government certificates of indebtedness		**33,900**	34,760
Available-for-sale securities	19	**49,433**	–
Held-to-maturity securities	20	**153,912**	181,050
Investment securities	21	**–**	50
Other investments in securities	22	**–**	8,288
Trading securities and other financial instruments at fair value through profit or loss	23	**11,031**	–
Derivative financial instruments	24	**4,711**	–
Advances and other accounts	25	**336,290**	309,211
Interests in associates		**57**	62
Fixed assets		**15,802**	16,496
Investment properties		**6,393**	5,381
Deferred tax assets	29	**8**	12
Other assets		**7,119**	7,814
Total assets		**813,335**	796,776
LIABILITIES			
Hong Kong SAR currency notes in circulation		**33,900**	34,760
Deposits and balances of banks and other financial institutions		**38,471**	34,440
Deposits from customers	26	**627,298**	631,330
Trading liabilities and other financial instruments at fair value through profit or loss	27	**8,339**	–
Derivative financial instruments	24	**3,619**	–
Certificates of deposit issued		**3,746**	3,788
Deferred tax liabilities	29	**2,407**	947
Other accounts and provisions	30	**20,890**	21,751
Total liabilities		**738,670**	727,016
CAPITAL RESOURCES			
Minority interests		**1,294**	1,239
Share capital	31	**52,864**	52,864
Reserves	32	**20,507**	15,657
Shareholders' funds		**73,371**	68,521
Total capital resources		**74,665**	69,760
Total liabilities and capital resources		**813,335**	796,776

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Unaudited									
	Attributable to equity holders of the Company									
	Share capital HK$'m	Premises revaluation reserve HK$'m	Investment properties revaluation reserve HK$'m	Translation reserve HK$'m	Reserve for fair value changes of available-for-sale securities HK$'m	Regulatory reserve* HK$'m	Retained earnings HK$'m	Total HK$'m	Minority interests HK$'m	Total equity HK$'m
At 1 January 2004	52,864	62	–	(3)	–	–	7,338	60,261	1,156	61,417
Net profit for the first half of 2004	–	–	–	–	–	–	5,581	5,581	76	5,657
Currency translation difference	–	–	–	(6)	–	–	–	(6)	–	(6)
2003 final dividend paid	–	–	–	–	–	–	(3,383)	(3,383)	(55)	(3,438)
Revaluation of premises	–	3	–	–	–	–	–	3	–	3
Release upon disposal of premises	–	(2)	–	–	–	–	2	–	–	–
At 30 June 2004	52,864	63	–	(9)	–	–	9,538	62,456	1,177	63,633
Company and subsidiaries	52,864	63	–	(9)	–	–	9,578	62,496		
Associates	–	–	–	–	–	–	(40)	(40)		
	52,864	63	–	(9)	–	–	9,538	62,456		
At 1 July 2004	52,864	63	–	(9)	–	–	9,538	62,456	1,177	63,633
Net profit for the second half of 2004	–	–	–	–	–	–	6,382	6,382	82	6,464
Currency translation difference	–	–	–	4	–	–	–	4	–	4
2004 interim dividend paid	–	–	–	–	–	–	(3,383)	(3,383)	(44)	(3,427)
Revaluation of properties	–	2,892	629	–	–	–	–	3,521	29	3,550
Release upon disposal of properties	–	(4)	(6)	–	–	–	4	(6)	–	(6)
Release to deferred tax liabilities	–	(453)	–	–	–	–	–	(453)	(5)	(458)
At 31 December 2004	52,864	2,498	623	(5)	–	–	12,541	68,521	1,239	69,760
Company and subsidiaries	52,864	2,498	623	(5)	–	–	12,574	68,554		
Associates	–	–	–	–	–	–	(33)	(33)		
	52,864	2,498	623	(5)	–	–	12,541	68,521		

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Unaudited									
	Attributable to equity holders of the Company									
	Share capital HK$'m	Premises revaluation reserve HK$'m	Investment properties revaluation reserve HK$'m	Translation reserve HK$'m	Reserve for fair value changes of available-for-sale securities HK$'m	Regulatory reserve* HK$'m	Retained earnings HK$'m	Total HK$'m	Minority interests HK$'m	Total equity HK$'m
At 1 January 2005										
As previously reported	52,864	2,498	623	(5)	-	-	12,541	68,521	1,239	69,760
Opening adjustments (Note 2)	-	-	(623)	-	-	3,410	(226)	2,561	37	2,598
Balance after opening adjustments	52,864	2,498	-	(5)	-	3,410	12,315	71,082	1,276	72,358
Net profit for the first half of 2005	-	-	-	-	-	-	6,522	6,522	73	6,595
2004 final dividend paid	-	-	-	-	-	-	(4,176)	(4,176)	(55)	(4,231)
Revaluation of premises	-	5	-	-	-	-	-	5	-	5
Change in fair value of available-for-sale securities taken to equity	-	-	-	-	(70)	-	-	(70)	-	(70)
Release upon disposal of premises	-	(205)	-	-	-	-	205	-	-	-
Release from deferred tax liabilities	-	31	-	-	12	-	-	43	-	43
Release of reserve upon derecognition of available-for-sale securities	-	-	-	-	-	-	(35)	(35)	-	(35)
Transfer from retained earnings	-	-	-	-	-	174	(174)	-	-	-
At 30 June 2005	52,864	2,329	-	(5)	(58)	3,584	14,657	73,371	1,294	74,665
Company and subsidiaries	52,864	2,329	-	(5)	(58)	3,584	14,691	73,405		
Associates	-	-	-	-	-	-	(34)	(34)		
	52,864	2,329	-	(5)	(58)	3,584	14,657	73,371		
Representing:										
2005 interim dividend proposed							3,468			
Others							11,189			
Retained earnings as at 30 June 2005							14,657			

* In accordance with the requirements of HKMA, the amounts are set aside for general banking risks, including future losses or other unforeseeable risks, in addition to the loan impairment allowances on advances recognised under HKAS 39.

CONSOLIDATED CASH FLOW STATEMENT

	Notes	(Unaudited) Half-year ended 30 June 2005 HK$'m	(Unaudited) Half-year ended 30 June 2004 HK$'m
Cash flows from operating activities			
Operating cash inflow/(outflow) before taxation	33(a)	**9,208**	(10,250)
Hong Kong profits tax paid		**(359)**	(160)
Overseas profits tax paid		**(10)**	–
Net cash inflow/(outflow) from operating activities		**8,839**	(10,410)
Cash flows from investing activities			
Dividends received from investments in securities		**13**	13
Purchase of fixed assets		**(164)**	(87)
Proceeds from disposal of fixed assets		**432**	122
Proceeds from disposal of investment properties		**51**	161
Proceeds from dissolution of an associate		**6**	–
Dividend received from an associate		**2**	5
Loans to associates		**–**	(9)
Loans repaid by associates		**–**	283
Net cash inflow from investing activities		**340**	488
Cash flows from financing activities			
Final dividend paid		**(4,176)**	(3,383)
Dividend paid to minority shareholders		**(55)**	(55)
Net cash outflow from financing activities		**(4,231)**	(3,438)
Increase/(decrease) in cash and cash equivalents		**4,948**	(13,360)
Cash and cash equivalents at 1 January		**62,908**	73,165
Cash and cash equivalents at 30 June	33(b)	**67,856**	59,805

NOTES TO THE ACCOUNTS

1. Basis of preparation and accounting policies

This unaudited interim report has been prepared in accordance with HKAS 34 "Interim Financial Reporting" issued by the HKICPA and should be read in conjunction with the Group's Annual Report for 2004.

In 2005, the Group adopted the new/revised standards of Hong Kong Financial Reporting Standards as set out below, which are relevant to its operations:

HKAS 1	Presentation of Financial Statements
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 30	Disclosures in the Financial Statements of Banks and Similar Financial Institutions
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 40	Investment Property
HKAS-Int 21	Income Taxes – Recovery of Revalued Non-Depreciable Assets
HKFRS 5	Non-current Assets Held for Sale and Discontinued Operations

The accounting policies and methods of computation used in the preparation of this interim report are consistent with those used in the Group's accounts for the year ended 31 December 2004 except for the changes in accounting policies on 1 January 2005 following the adoption of the new and revised HKFRSs and HKASs.

Except for the following, the new/revised Hong Kong Financial Reporting Standards did not result in substantial changes to the Group's accounting policies.

1. Basis of preparation and accounting policies (continued)

HKFRS 5: Non-current Assets Held for Sale and Discontinued Operations ('HKFRS 5')

From 1 January 2004 to 31 December 2004

Repossessed assets continued to be reported as non-performing loans and advances until all collection efforts were exhausted and the repossessed assets were realised. Before realisation, loan impairment allowances were made after taking into account the market value of the repossessed assets to adjust the carrying value of related loans and advances to their net realisable value.

From 1 January 2005 onward

Upon adoption of HKFRS 5, repossessed assets are initially recognised at the lower of their fair value or the amortised cost of the related outstanding loans on the date of repossession. The related loans and advances together with the related impairment allowances are then derecognised from the balance sheet. Subsequently, repossessed assets are measured at the lower of their cost or net realisable value and are reported as 'Non-current assets held for sale' under 'Other assets'.

HKAS 17: Leases ('HKAS 17')

From 1 January 2004 to 31 December 2004

Leasehold properties were stated at valuation determined by the directors with reference to a valuation conducted by independent professional valuers. No apportionment of the value between the land and buildings elements was made.

From 1 January 2005 onward

Upon adoption of HKAS 17, where the land and buildings elements of leasehold properties held for own use can be split reliably as at inception of the lease, this results in a change in the classification of leasehold land and land use rights from fixed assets to operating leases. The up-front prepayments made or other costs incurred for acquiring the leasehold land and land use rights are expensed in the profit and loss account on a straight-line basis over the period of the lease. Where there is impairment of the up-front prepayments, the impairment is expensed in the profit and loss account immediately. Where the land and building cannot be split reliably as at the inception of the lease, the land and building elements will continue to be treated as finance leases and carried at fair value.

Pursuant to the Bank of China (Hong Kong) Limited (Merger) Ordinance ("Merger Ordinance") 2001, all assets and liabilities of the designated branches and subsidiaries, and the shares of certain entities of the legacy Bank of China Group in Hong Kong were effectively transferred to BOCHK, which was immediately owned by the newly formed BOC Hong Kong (Holdings) Limited ("the Merger"). This was a significant event and the Group has therefore adopted the valuation at the date of the Merger as the deemed cost for its leasehold properties held for own use to reflect the circumstances at the time of the Merger.

1. Basis of preparation and accounting policies (continued)

HKAS 17: Leases ('HKAS 17') (continued)

From 1 January 2005 onward (continued)

On adoption of the deemed cost at the date of Merger, the Group made reference to the independent property valuation conducted as at 31 August 2001 for the purpose of the Merger, which did not split the values of the leasehold properties held for own use between the land and building elements. Any means of subsequent allocation of the valuation of the leasehold properties held for own use at the date of Merger between the land and building elements would be notional and therefore do not represent reliable information. It is determined that the values of the land and building elements of the Group's leasehold properties held for own use cannot be reliably split and the leasehold properties held for own use are treated as finance leases. The Group has also adopted the revaluation model under HKAS 16 by which assets arising under these finance leases are carried at fair value less any accumulated depreciation and impairment losses.

HKAS 39: Financial Instruments – Recognition and Measurement ('HKAS 39')

(a) Interest income and expense and fees and commission income and expense

From 1 January 2004 to 31 December 2004

Interest income and expense was recognised in the profit and loss account as it accrued, except in the case of doubtful debts, where interest was credited to a suspense account which was netted in the balance sheet against the relevant balances. Fees and commission income were recognised in the period when earned unless they related to transactions involving an interest rate risk or other risks which extended beyond the then current period, in which case they were amortised over the period of the transaction as commission. Premiums or discounts of debt securities held, or debt instruments in issue, were amortised over the period from the date of purchase or issue to the date of maturity, as part of interest income or interest expense.

From 1 January 2005 onward

Interest income and expense on interest-bearing financial assets or financial liabilities is recognised on a time-proportion basis using the effective interest method. Premiums or discounts of debt securities held, or debt instruments in issue, and directly attributable origination fees and costs which represent an integral part of the effective yield are amortised over the expected life of the financial instrument as part of the effective interest calculation.

When a loan is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument. Subsequent unwinding of the discount allowance is recognised as interest income.

Interest and amortisation derived using the effective interest method for available-for-sale securities and financial instruments at fair value through profit or loss continue to be recognised as interest income or interest expense in the profit and loss account.

1. Basis of preparation and accounting policies (continued)

HKAS 39: Financial Instruments – Recognition and Measurement ('HKAS 39') (continued)

(b) Derivative financial instruments

From 1 January 2004 to 31 December 2004

The treatment for derivatives depended on whether the transactions were undertaken for dealing or hedging purposes when the Group entered into a derivative contract. Transactions undertaken for dealing purposes were marked to market at fair value based primarily on quoted market prices or, if an active market was absent, on dealers' quotes, pricing models or quoted prices for instruments with similar characteristics. Unrealised gains/losses on transactions which were marked to market were included in "Other assets" or "Other accounts and provisions" respectively. Gains or losses from changes in fair value were recognised through the profit and loss account.

Transactions undertaken for hedging purposes were designated at inception and the hedging instrument was required to be highly effective in accomplishing the objective of offsetting the risk being hedged throughout the life of the hedge. Hedging instruments were valued on an equivalent basis to the assets, liabilities or net positions that they were hedging. Any profit or loss was recognised in the profit and loss account on the same basis as that arising from the related assets, liabilities or net positions.

From 1 January 2005 onward

All derivatives are initially recognised at fair value and carried as assets when the fair value is positive and as liabilities when the fair value is negative. Subsequent changes in fair value are recognised dependent on whether the derivatives are qualified for hedge accounting and the type of hedging relationships.

Hedge relationships can be designated as either: (1) hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); (2) hedges of highly probable forecasted transactions (cash flow hedges); or (3) hedges of net investments in foreign operations. Currently, the Group only engages in fair value hedges that are hedged against the fair value of recognised assets or liabilities.

The Group documents at inception the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at the hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Changes in the fair value of derivatives that are designated and qualified as effective fair value hedges are recorded in the profit and loss account, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

For derivative instruments held for trading and those that do not qualify for hedge accounting, changes in their fair value are recognised immediately in the profit and loss account.

1. **Basis of preparation and accounting policies (continued)**

HKAS 39: Financial Instruments – Recognition and Measurement ('HKAS 39') (continued)

(c) Financial assets

From 1 January 2004 to 31 December 2004

All financial assets were carried at cost less amortisation and impairment allowances, except for "Other investment in securities" and derivative assets held for trading which were measured at fair value. Gains and losses from changes in fair value were recognised in the profit and loss account.

From 1 January 2005 onward

The Group classifies its financial assets under the following categories: financial assets at fair value through profit or loss; loans and receivables; held-to-maturity investments; and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were held. All financial assets are classified at inception or date of transition to the new HKFRS and are recognised initially at fair value. Except for financial assets carried at fair value through profit or loss, all transaction costs of financial assets are included in their fair value.

(1) Financial assets at fair value through profit or loss

This category is further divided into two sub-categories: financial assets held for trading, and financial assets designated as at fair value through profit or loss at inception or date of transition to the new HKFRS. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling in the short term. A financial asset can be designated as at fair value through profit or loss if it is so designated at inception. The designation is intended to eliminate or reduce the inconsistency in measurement or recognition that would otherwise arise when:

- there is an economic relationship between particular financial assets and liabilities to which different measurement and recognition requirements apply; or

- such assets and liabilities are managed together on a fair value basis and the accounting results may differ from the underlying economics.

Transaction costs of financial assets so designated are taken directly to the profit and loss account.

(2) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed determinable payments that are not quoted in an active market. They arise when the Group provides finances or financial services directly to a borrower with no intention of trading the receivable. Loans and receivables are measured at amortised cost after netting impairment allowances.

1. **Basis of preparation and accounting policies (continued)**

HKAS 39: Financial Instruments – Recognition and Measurement ('HKAS 39') (continued)

(c) Financial assets (continued)

From 1 January 2005 onward (continued)

(3) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. Held-to-maturity investments are measured at amortised cost after netting impairment allowances.

(4) Available-for-sale financial assets

Available-for-sale financial assets are those debt or equity securities intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in the financial market environment. Available-for-sale financial assets are measured at fair value or at cost less impairment allowance when the fair value of equity investments cannot be reliably measured in an active market. The difference between fair value and amortised cost is recognised in the equity reserve directly until the financial asset is derecognised or impaired at which time the cumulative gain or loss previously recognised in equity reserve should be transferred to the profit and loss account. Impairment losses recognised in the profit and loss account for equity investments shall not be reversed through the profit and loss account thereafter.

(d) Financial liabilities

From 1 January 2004 to 31 December 2004

All financial liabilities except short positions in trading securities and derivative liabilities held for trading were carried at cost or amortised cost. Short positions in trading securities and derivative liabilities held for trading were carried at fair value and any gains and losses from changes in fair value were recognised in the profit and loss account.

From 1 January 2005 onward

The Group classifies its financial liabilities under the following categories: trading liabilities, financial liabilities designated as at fair value through profit or loss, deposits, debt securities in issue and other liabilities. All financial liabilities are classified at inception and recognised initially at fair value.

(1) Trading liabilities

Trading liabilities are carried at fair value and any gains and losses from changes in fair value are recognised in the profit and loss account.

(2) Financial liabilities designated as at fair value through profit or loss

Financial liabilities designated as at fair value through profit or loss, including our own debt securities in issue and deposits received from customers that are embedded with certain derivatives, are designated as such at inception or date of transition to the new HKFRS. Financial liabilities designated as at fair value through profit or loss are carried at fair value and any gains and losses from changes in fair value are recognised in the profit and loss account.

1. Basis of preparation and accounting policies (continued)

HKAS 39: Financial Instruments – Recognition and Measurement ('HKAS 39') (continued)

(d) Financial liabilities (continued)

From 1 January 2005 onward (continued)

(3) Deposits, debt securities in issue and other liabilities

Deposits and debt securities in issue, other than those classified as trading liabilities or designated as at fair value through profit or loss, and other financial liabilities are carried at amortised cost.

(e) Valuation of securities and derivatives

From 1 January 2004 to 31 December 2004

The fair values of quoted investments and financial liabilities in active markets were based on current market mid prices or closing prices as at the balance sheet date.

From 1 January 2005 onward

The quoted market price at the balance sheet date used for financial assets held by the Group is the current bid price in active markets; the appropriate quoted market price for financial liabilities is the current ask price in active markets.

(f) Impairment of financial assets

From 1 January 2004 to 31 December 2004

Provisions are made against specific loans and advances as and when there were doubt on the ultimate recoverability of principal and interest in full on an individually assessed basis. Specific provision was made to reduce the carrying value of the assets to their recoverable amount. Where it was not possible to reliably estimate the loss, the Group applied pre-determined provisioning levels to the unsecured portion of loans and advances based on the Group's loan classification procedures. In addition, amounts were set aside as a general provision for performing loans on pre-determined provisioning levels. Provisions were charged to the profit and loss account when provided.

Financial assets other than loans and advances were reviewed on each balance sheet date to determine whether there was any indication of impairment. If the recoverable amount of the asset was estimated to be less than its carrying amount, the carrying amount of the asset was reduced to its recoverable amount and the impairment loss was recognised in the profit and loss account.

From 1 January 2005 onward

(1) Loans and advances

The Group assesses at each balance sheet date whether there is objective evidence that a loan or group of loans is impaired. Loans are impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the loans (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the loans that can be reliably estimated.

1. **Basis of preparation and accounting policies (continued)**

HKAS 39: Financial Instruments – Recognition and Measurement ('HKAS 39') (continued)

(f) Impairment of financial assets (continued)

From 1 January 2005 onward (continued)

(1) Loans and advances (continued)

The Group first assesses whether objective evidence of impairment exists individually for loans that are individually significant, and individually or collectively for loans that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed loan, whether significant or not, it includes the loan in a group of loans with similar credit risk characteristics and collectively assesses them for impairment. Loans that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

The amount of the impairment allowance is the difference between the loans' carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The amount of the impairment allowance is recognised in the profit and loss account.

(2) Other financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of an equity investment below its cost is considered in determining whether this equity investment is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the profit and loss account – is removed from equity reserve and recognised in the profit and loss account. Impairment losses recognised in the profit and loss account on equity instruments are not reversed through the profit and loss account.

HKAS 40 :Investment Property ('HKAS 40')

HKAS-Int 21: Income Taxes – Recovery of Revalued Non-Depreciable Assets ('HKAS-Int 21')

From 1 January 2004 to 31 December 2004

Investment properties were carried at valuation assessed by professional valuers on the basis of open market value. Changes in the value of investment properties were treated as a movement in the investment properties revaluation reserve on a portfolio basis. Unless the total of the reserve was insufficient to cover a deficit, then the deficit exceeded the total revaluation reserve was charged to the profit and loss account. Any subsequent revaluation surplus was credited to the profit and loss account to the extent of the deficit previously charged. No deferred tax was provided on revaluation surpluses of investment properties.

Properties leased out within consolidated group companies were classified as premises in both the individual companies' accounts and consolidated accounts.

1. **Basis of preparation and accounting policies (continued)**

HKAS 40: Investment Property ('HKAS 40') (continued)

HKAS-Int 21: Income Taxes – Recovery of Revalued Non-Depreciable Assets ('HKAS-Int 21') (continued)

From 1 January 2005 onward

Investment properties are carried at fair value with the changes in fair value reported directly in the profit and loss account. Deferred tax is provided on revaluation surpluses of investment properties in accordance with HKAS Int 21 on HKAS 12.

Properties leased out within consolidated group companies are classified as investment properties in individual companies' accounts and as premises in consolidated accounts.

All changes in the accounting policies have been made in accordance with the transitional provisions in the respective standards, where applicable. All new/revised standards adopted by the Group require retrospective application other than:

HKFRS 5

In accordance with this standard, there is no requirement for the Group to restate the comparative information, any adjustment should be made as at 1 January 2005, including the reclassification of any amount held in loans and advances net of impairment allowances to repossessed assets.

HKAS 39

The standard does not permit the recognition, derecognition and measurement of financial assets and liabilities on a retrospective basis. The Group applied the previous SSAP 24 "Accounting for investments in securities" to investments in securities and also to hedge relationships for the 2004 comparative information. The adjustments required for the accounting differences between SSAP 24 and HKAS 39 are determined and recognised at 1 January 2005.

HKAS 40

HKAS-Int 21

Since the Group has adopted the fair value model, there is no requirement for the Group to restate the comparative information, any adjustment was made to the retained earnings at 1 January 2005, including the reclassification of any amount held in revaluation reserve of investment properties.

2. Effect of adopting new HKASs

(a) The effect of adopting these new accounting standards on the opening balance sheet as at 1 January 2005 are summarised as follows:

	Increase/(Decrease) HK$'m
(i) HKAS 39	
Assets:	
– Cash and short-term funds	(1,350)
– Placements with banks and other financial institutions maturing between one and twelve months	319
– Certificates of deposit held	45
– Available-for-sale securities	21,968
– Held-to-maturity securities	(22,821)
– Investment securities	(50)
– Other investments in securities	(8,288)
– Trading securities and other financial instruments at fair value through profit or loss	11,594
– Advances and other accounts	1,274
– Deferred tax assets	1
– Other assets	92
	2,784
Liabilities:	
– Deposits and balances of banks and other financial institutions	16
– Deposits from customers	(1,357)
– Trading liabilities and other financial instruments at fair value through profit or loss	3,792
– Derivative financial instruments (net)	471
– Certificates of deposit issued	63
– Deferred tax liabilities	588
– Other accounts and provisions	(4,024)
	(451)
Capital resources:	
– Minority interests	37
– Regulatory reserve	3,410
– Retained earnings	(212)
	3,235

2. Effect of adopting new HKASs (continued)

(a) The effect of adopting these new accounting standards on the opening balance sheet as at 1 January 2005 are summarised as follows: (continued)

	Increase/(Decrease) HK$'m
(ii) HKAS 40 and HKAS-Int 21	
Liabilities:	
– Deferred tax liabilities	637
Capital resources:	
– Investment properties revaluation reserve	(623)
– Retained earnings	(14)
	(637)
Total effect on equity including:	
– Investment properties revaluation reserve	(623)
– Regulatory reserve	3,410
– Retained earnings	(226)
	2,561

(b) The estimated effect of adopting new accounting standards on key components of profit and loss account for the six months ended 30 June 2005 are summarised as follows:

	Increase/(Decrease) HK$'m
(i) HKAS 39	
– Net interest income	(39)
– Net fees and commission income	(104)
– Net trading income	236
– Reversal of loan impairment allowances on advances	1,006
– Taxation	(227)
	872
(ii) HKAS 40 and HKAS-Int 21	
– Net gain from revaluation of investment properties	918
– Taxation	(155)
	763
Total effect for the period:	1,635
Effect on earnings per share:	0.1546

3. Net interest income

	Half-year ended 30 June 2005 HK$'m	Half-year ended 30 June 2004 HK$'m
Interest income		
Cash and due from banks and other financial institutions	**1,411**	1,105
Advances to customers	**5,034**	3,967
Listed investments	**948**	836
Unlisted investments	**2,379**	1,257
Others	**293**	139
	10,065	7,304
Interest expense		
Due to banks, customers and other financial institutions	**(3,887)**	(1,516)
Debt securities in issue	**(54)**	(31)
Other borrowed funds	**–**	(1)
Others	**(263)**	(247)
	(4,204)	(1,795)
Net interest income	**5,861**	5,509

Interest income includes HK$57 million of interest accrued on impaired advances.

4. Net fees and commission income

	Half-year ended 30 June 2005 HK$'m	Half-year ended 30 June 2004 HK$'m
Fees and commission income		
Securities brokerage	**404**	502
Credit cards	**372**	316
Bills commissions	**257**	270
Loan commissions	**124**	234
Payment services	**179**	165
Insurance	**193**	179
Asset management	**85**	175
Trust services	**49**	32
Guarantees	**21**	21
Others		
– safe deposit box	**85**	82
– low deposit balance accounts	**23**	35
– currency exchange	**29**	24
– BOC cards	**16**	18
– dormant accounts	**12**	15
– agency services	**6**	11
– postage and telegrams	**12**	12
– information search	**22**	18
– correspondent banking	**9**	8
– RMB business	**17**	13
– sundries	**90**	91
	2,005	2,221
Fees and commission expenses	**(508)**	(510)
Net fees and commission income	**1,497**	1,711

5. Net trading income

	Half-year ended 30 June 2005 HK$'m	Half-year ended 30 June 2004 HK$'m
Net gain from:		
– foreign exchange and foreign exchange products	**596**	610
– interest rate instruments	**129**	(1)
– equity instruments	**4**	21
– commodities	**17**	32
	746	662

Foreign exchange net trading income includes gains and losses from forward and futures contracts, options, swaps and translation of foreign currency assets and liabilities.

6. Other operating income

	Half-year ended 30 June 2005 HK$'m	Half-year ended 30 June 2004 HK$'m
Dividend income from investments in securities		
– unlisted investments	**13**	13
Gross rental income from investment properties	**93**	108
Less: Outgoings in respect of investment properties	**(27)**	(32)
Others	**42**	52
	121	141

7. Operating expenses

	Half-year ended 30 June 2005 HK$'m	Half-year ended 30 June 2004 HK$'m
Staff costs (including directors' emoluments)		
– salaries and other costs	**1,531**	1,505
– termination benefit	**1**	–
– pension cost	**122**	122
	1,654	1,627
Premises and equipment expenses (excluding depreciation)		
– rental of premises	**122**	117
– information technology	**108**	134
– others	**91**	95
	321	346
Depreciation on owned fixed assets	**286**	293
Auditors' remuneration		
– audit services	**4**	4
– non-audit services	**3**	9
Other operating expenses	**408**	388
	2,676	2,667

8. Reversal of loan impairment allowances on advances

	Half-year ended 30 June 2005 HK$'m	Half-year ended 30 June 2004 HK$'m
Net release of loan impairment allowances on advances		
Individually assessed	**600**	–
Collectively assessed	**835**	–
	1,435	–
Of which		
– new allowances	**(796)**	–
– releases	**1,123**	–
– recoveries	**1,108**	–
Net credit to profit and loss account	**1,435**	–

9. Write-back of bad and doubtful debts

	Half-year ended 30 June 2005 HK$'m	Half-year ended 30 June 2004 HK$'m
Net credit for bad and doubtful debts		
Specific provisions		
– new provisions	**–**	(811)
– releases	**–**	1,327
– recoveries	**–**	733
	–	1,249
General provisions	**–**	(9)
Net credit to profit and loss account	**–**	1,240

10. Net (loss)/gain from disposal/revaluation of fixed assets

	Half-year ended 30 June 2005 HK$'m	Half-year ended 30 June 2004 HK$'m
Net (loss)/gain on disposal of fixed assets	**(9)**	20
Net gain on revaluation of premises	**–**	2
	(9)	22

As at 30 June 2005, the premises are included in the consolidated balance sheet at valuation carried out as at 31 October 2004 on the basis of their open market value by an independent firm of chartered surveyors, Chesterton Petty Limited.

11. Net gain from disposal/revaluation of investment properties

	Half-year ended 30 June 2005 HK$'m	Half-year ended 30 June 2004 HK$'m
Net gain on disposal of investment properties	**9**	26
Net gain on revaluation of investment properties	**918**	–
	927	26

12. Taxation

Taxation in the profit and loss account represents:

	Half-year ended 30 June 2005 HK$'m	Half-year ended 30 June 2004 HK$'m
Hong Kong profits tax		
– current period taxation	**1,032**	1,184
– over-provision in prior years	**–**	(5)
Deferred tax charge/(credit)	**283**	(65)
Hong Kong profits tax	**1,315**	1,114
Overseas taxation	**13**	5
	1,328	1,119

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits arising in Hong Kong for the first half of 2005. Taxation on overseas profits has been calculated on the estimated assessable profits for the first half of 2005 at the rates of taxation prevailing in the countries in which the Group operates.

The Group has entered into a number of aircraft leasing and coupon strip transactions involving special purpose partnerships. As at 30 June 2005, the Group's investments in such partnerships, which are included in "Other assets" in the consolidated balance sheet, amounted to HK$328 million (31 December 2004: HK$613 million). The Group's investments in partnerships are amortised over the life of the partnerships in proportion to the taxation benefits resulting from those investments.

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the taxation rate of Hong Kong is as follows:

	Half-year ended 30 June 2005 HK$'m	Half-year ended 30 June 2004 HK$'m
Profit before taxation	**7,923**	6,776
Calculated at a taxation rate of 17.5% (2004: 17.5%)	**1,387**	1,186
Effect of different taxation rates in other countries	**(12)**	(20)
Income not subject to taxation	**(389)**	(801)
Expenses not deductible for taxation purposes	**334**	823
Tax losses not recognised	**8**	1
Temporary differences not recognised	**–**	(65)
Over-provision in prior years	**–**	(5)
Taxation charge	**1,328**	1,119
Effective tax rate	**16.8%**	16.5%

13. Dividend

	Half-year ended 30 June 2005		Half-year ended 30 June 2004	
	Per share HK$	**Total HK$'m**	Per share HK$	Total HK$'m
Interim dividend	**0.328**	**3,468**	0.320	3,383

At a meeting held on 18 August 2005, the Board declared an interim dividend of HK$0.328 per ordinary share for the first half of 2005 amounting to approximately HK$3,468 million. This declared dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2005.

14. Earnings per share for profit attributable to the equity holders of the Company

The calculation of basic earnings per share is based on the consolidated profit attributable to the equity holders of the Company for the first half of 2005 of approximately HK$6,522 million (first half of 2004: HK$5,581 million) and on the ordinary shares in issue of 10,572,780,266 shares (2004: 10,572,780,266 ordinary shares).

There was no dilution of earnings per share as no potential ordinary shares were in issue for the first half of 2005 (first half of 2004: Nil).

15. Retirement benefit costs

The principal defined contribution schemes for the Group's employees are ORSO schemes exempted under the MPF Schemes Ordinance and the BOC-Prudential Easy Choice MPF Scheme. Under the ORSO schemes, employees make monthly contributions to the ORSO schemes equal to 5% of their basic salaries, while the employer makes monthly contributions equal to 5% to 15% of the employees' monthly basic salaries, depending on years of service. The employees are entitled to receive 100% of the employer's contributions upon termination of employment after completing 20 years of service, or at a scale ranging from 20% to 95% for employees who have completed between 3 to 20 years of service, on conditions of retirement, early retirement, permanent incapacity and ill-health or termination of employment other than summary dismissal.

With the implementation of the MPF Schemes Ordinance on 1 December 2000, the Group also participates in the BOC-Prudential Easy Choice MPF Scheme, of which the trustee is BOCI-Prudential Trustee and the investment manager is BOCI-Prudential Manager, which are related parties of the Company.

The Group's total contributions made to the ORSO schemes for the first half of 2005 amounted to approximately HK$112 million (first half of 2004: approximately HK$114 million), after a deduction of forfeited contributions of approximately HK$12 million (first half of 2004: approximately HK$9 million). For the MPF Scheme, the Group contributed approximately HK$7 million and HK$5 million for the first half of 2005 and 2004 respectively.

16. Share option schemes

(a) *Share Option Scheme and Sharesave Plan*

The principal terms of the Share Option Scheme and the Sharesave Plan were approved and adopted by written resolutions of all the shareholders of the Company dated 10 July 2002.

The purpose of the Share Option Scheme is to provide the participants with the opportunity to acquire proprietary interests in the Company. The Board may, in its absolute discretion, offer to grant options under the Share Option Scheme to any person as the Board may select. The subscription price for the shares shall be determined on the date of grant by the Board as an amount per share calculated on the basis of established rules. An option may be exercised in whole or in part at any time after the date prescribed by the Board and from time to time as specified in the offer and on or before the termination date prescribed by the Board.

The purpose of the Sharesave Plan is to encourage broad-based employee ownership of the shares of the Company. The amount of the monthly contribution under the savings contract to be made in connection with an option shall be the amount which the relevant eligible employee is willing to contribute, which amount shall not be less than 1% and not more than 10% of the eligible employee's monthly salary as at the date of application or such other maximum or minimum amounts as permitted by the Board. When an option is exercised during an exercise period, it may be exercised in whole or in part.

No options were granted pursuant to the Share Option Scheme or the Sharesave Plan during the first half of 2005.

16. Share option schemes (continued)

(b) Pre-Listing Share Option Scheme

On 5 July 2002, several directors together with approximately 60 senior management personnel of the Group and employees of BOC were granted options by BOC (BVI), the immediate holding company of the Company, pursuant to a Pre-Listing Share Option Scheme to purchase from BOC (BVI) an aggregate of 31,132,600 existing issued shares of the Company.

Details of the share options outstanding as at 30 June 2005 are as follows:

	Directors	Senior management	Others*	Total number of share options	Average exercise price (HK$ per share)
At 1 January 2005	**8,459,100**	**10,532,700**	**1,446,000**	**20,437,800**	**8.5**
Less: Share options exercised during the period	**-**	**(583,700)**	**-**	**(583,700)**	**8.5**
At 30 June 2005	**8,459,100**	**9,949,000**	**1,446,000**	**19,854,100**	**8.5**
Exercisable at 30 June 2005	**4,048,800**	**3,269,900**	**723,000**	**8,041,700**	**8.5**
At 1 January 2004	12,001,800	14,705,700	-	26,707,500	8.5
Transfer	(3,181,200)	-	3,181,200	-	8.5
Less: Share options exercised during the period	(361,500)	(577,500)	-	(939,000)	8.5
Less: Share options lapsed during the period	-	(261,000)	-	(261,000)	8.5
At 30 June 2004 and at 1 July 2004	8,459,100	13,867,200	3,181,200	25,507,500	8.5
Less: Share options exercised during the period	-	(1,236,500)	-	(1,236,500)	8.5
Less: Share options lapsed during the period	-	(2,098,000)	(1,735,200)	(3,833,200)	8.5
At 31 December 2004	8,459,100	10,532,700	1,446,000	20,437,800	8.5
Exercisable at 31 December 2004	4,048,800	3,853,600	723,000	8,625,400	8.5

* Represented share options held by ex-directors of the Group.

The options granted under this scheme can be exercised at HK$8.50 per share in respect of the option price of HK$1.00. None of these options may be exercised within one year from the date on which dealings in the shares commenced on the Stock Exchange. These options have a vesting period of four years (25% of the number of shares subject to such options will vest at the end of each year) from the date on which dealings in the shares commenced on the Stock Exchange with a valid exercise period of ten years. No offer to grant any options under the Pre-Listing Share Option Scheme will be made on or after the date on which dealings in the shares commenced on the Stock Exchange.

17. Cash and short-term funds

	At 30 June 2005 HK$'m	At 31 December 2004 HK$'m
Cash	**2,759**	4,072
Balances with banks and other financial institutions	**25,526**	16,904
Money at call and short notice maturing within one month	**75,834**	70,892
Treasury bills (including Exchange Fund Bills)	**9,673**	10,779
	113,792	102,647
An analysis of treasury bills held is as follows:		
Unlisted, available-for-sale securities, at fair value	**7,052**	–
Unlisted, held-to-maturity securities, at amortised cost	**–**	8,947
Unlisted, other investments in securities, at fair value	**–**	1,832
Unlisted, trading securities and other financial instruments at fair value through profit or loss	**2,621**	–
	9,673	10,779

18. Certificates of deposit held

	At 30 June 2005 HK$'m	At 31 December 2004 HK$'m
Unlisted, at fair value		
– Available-for-sale securities	**3,098**	–
– Other investments in securities	**–**	206
– Trading securities and other financial instruments at fair value through profit or loss	**569**	–
	3,667	206
Unlisted, at amortised cost		
– Held-to-maturity securities	**15,773**	22,132
	19,440	22,338

19. Available-for-sale securities

	At 30 June 2005 HK$'m	At 31 December 2004 HK$'m
Debt securities, at fair value		
– Listed in Hong Kong	5,260	–
– Listed outside Hong Kong	11,136	–
	16,396	–
– Unlisted	32,982	–
	49,378	–
Equity securities, at fair value		
– Listed outside Hong Kong	5	–
Equity securities, at cost		
– Unlisted	50	–
	55	–
Total	49,433	–
Available-for-sale securities are analysed by issuers as follows:		
Central governments and central banks	3,536	–
Public sector entities	8,351	–
Banks and other financial institutions	28,237	–
Corporate entities	9,309	–
	49,433	–

Where published quoted prices for certain unlisted equity securities held by the Group are not available and their value would not be benchmarked with similar financial instruments, the Group states such unlisted equity securities at cost less impairment.

The Group uses interest rate swaps or cross-currency interest rate swaps to hedge the interest rate risk of available-for-sale debt securities.

20. Held-to-maturity securities

	At 30 June 2005 HK$'m	At 31 December 2004 HK$'m
Listed, at amortised cost	**27,881**	56,108
Less: Provision for impairment in value	**(12)**	(12)
	27,869	56,096
Unlisted, at amortised cost	**126,043**	124,954
Total	**153,912**	181,050
Listed, at amortised cost less impairment		
– in Hong Kong	**1,706**	4,443
– outside Hong Kong	**26,163**	51,653
	27,869	56,096
Market value of listed securities	**27,569**	56,480
Held-to-maturity securities are analysed by issuers as follows:		
Central governments and central banks	**2,063**	3,377
Public sector entities	**24,304**	31,730
Banks and other financial institutions	**109,091**	124,906
Corporate entities	**18,454**	21,037
	153,912	181,050

21. Investment securities

	At 30 June 2005 HK$'m	At 31 December 2004 HK$'m
Equity securities, at cost		
– Listed outside Hong Kong	–	1
– Unlisted	–	49
Total	–	50
Market value of listed equity securities	–	5
Investment securities are analysed by issuers as follows:		
Banks and other financial institutions	–	1
Corporate entities	–	49
	–	50

22. Other investments in securities

	At 30 June 2005 HK$'m	At 31 December 2004 HK$'m
At fair value		
Debt securities		
– Listed in Hong Kong	–	321
– Listed outside Hong Kong	–	4,655
	–	4,976
– Unlisted	–	3,291
	–	8,267
Equity securities		
– Listed in Hong Kong	–	20
– Unlisted	–	1
	–	21
Total	–	8,288
Other investments in securities are analysed by issuers as follows:		
Central governments and central banks	–	759
Public sector entities	–	1,387
Banks and other financial institutions	–	5,732
Corporate entities	–	410
	–	8,288

23. Trading securities and other financial instruments at fair value through profit or loss

	Trading securities		Other financial instruments at fair value through profit or loss		Total	
	At 30 June 2005 HK$'m	At 31 December 2004 HK$'m	**At 30 June 2005 HK$'m**	At 31 December 2004 HK$'m	**At 30 June 2005 HK$'m**	At 31 December 2004 HK$'m
At fair value						
Debt securities						
– Listed in Hong Kong	**480**	–	**567**	–	**1,047**	–
– Listed outside Hong Kong	**4,517**	–	**1,572**	–	**6,089**	–
	4,997	–	**2,139**	–	**7,136**	–
– Unlisted	**2,965**	–	**909**	–	**3,874**	–
	7,962	–	**3,048**	–	**11,010**	–
Equity securities						
– Listed in Hong Kong	**21**	–	**–**	–	**21**	–
Total	**7,983**	–	**3,048**	–	**11,031**	–

Trading securities and other financial instruments at fair value through profit or loss are analysed by issuers as follows:

	At 30 June 2005 HK$'m	At 31 December 2004 HK$'m
Central governments and central banks	**906**	–
Public sector entities	**1,616**	–
Banks and other financial institutions	**6,309**	–
Corporate entities	**2,200**	–
	11,031	–

24. Derivative financial instruments

The Group enters into the following equity, foreign exchange, interest rate and precious metal related derivative financial instruments for trading and risk management purposes:

Currency forward represent commitments to purchase and sell foreign currency on a future date. Interest rate futures are contractual obligations to receive or pay a net amount based on changes interest rates or buy or sell interest rate financial instruments on a future date at an agreed price in the financial market under the administration of the stock exchange. Forward rate agreements are individually negotiated interest rate futures that call for a cash settlement at a future date for the difference between a contracted rate of interest and the current market rate, based on a notional principal amount.

Currency, interest rate and precious metal swaps are commitments to exchange one set of cash flows or commodity for another. Swaps result in an exchange of currencies, interest rates (for example, fixed rate for floating rate), or precious metals (for example, silver swaps) or a combination of all these (i.e. cross-currency interest rate swaps). Except for certain currency swaps contracts, no exchange of principal takes place.

Foreign currency, interest rate, equity and precious metal options are contractual agreements under which the seller (writer) grants the purchaser (holder) the right, but not the obligation, either to buy (a call option) or sell (a put option) at or by a set date or during a set period, a specific amount of the financial instrument at a predetermined price. In consideration for the assumption of foreign exchange and interest rate risk, the seller receives a premium from the purchaser. Options are negotiated over-the-counter ("OTC") between the Group and its counterparty or traded through the stock exchange (for example, exchange-traded stock option).

The contract/notional amounts and fair values of derivative financial instruments held by the Group are set out in the following tables. The contract/notional amounts of these instruments indicate the volume of transactions outstanding at the balance sheet dates and certain of them provide a basis for comparison with fair value instruments recognised on the consolidated balance sheet. However, they do not necessarily indicate the amounts of future cash flows involved or the current fair values of the instruments and, therefore, do not indicate the Group's exposure to credit or market risks. The derivative financial instruments become favourable (assets) or unfavourable (liabilities) as a result of fluctuations in market interest rates or foreign exchange rates relative to their terms. The aggregate fair values of derivative financial instruments assets and liabilities can fluctuate significantly from time to time.

24. Derivative financial instruments (continued)

The following is a summary of the contract/notional amounts of each significant type of derivative financial instruments:

	At 30 June 2005			At 31 December 2004		
	Trading HK$'m	**Hedging HK$'m**	**Total HK$'m**	Trading HK$'m	Hedging HK$'m	Total HK$'m
Exchange rate contracts						
Spot and forward	**123,523**	**-**	**123,523**	15,840	-	15,840
Swaps	**162,677**	**-**	**162,677**	200,862	3,715	204,577
Foreign currency option contracts						
- Options purchased	**2,384**	**-**	**2,384**	1,415	-	1,415
- Options written	**2,994**	**-**	**2,994**	2,851	-	2,851
	291,578	**-**	**291,578**	220,968	3,715	224,683
Interest rate contracts						
Futures	**78**	**-**	**78**	389	-	389
Swaps	**17,342**	**8,715**	**26,057**	5,349	17,166	22,515
Interest rate option contracts						
- Swaptions purchased	**330**	**-**	**330**	469	-	469
- Swaptions written	**2,522**	**-**	**2,522**	2,206	-	2,206
	20,272	**8,715**	**28,987**	8,413	17,166	25,579
Bullion contracts						
Gold option contracts						
- Options purchased	**3**	**-**	**3**	98	-	98
- Options written	**-**	**-**	**-**	65	-	65
Other bullion contracts	**8,102**	**-**	**8,102**	929	-	929
	8,105	**-**	**8,105**	1,092	-	1,092
Equity contracts						
Equity option contracts						
- Options purchased	**320**	**-**	**320**	564	-	564
- Options written	**246**	**-**	**246**	450	-	450
Hang Seng Index option contracts						
- Options written	**3**	**-**	**3**	-	-	-
	569	**-**	**569**	1,014	-	1,014
Total	**320,524**	**8,715**	**329,239**	231,487	20,881	252,368

24. Derivative financial instruments (continued)

The following table summarises the fair values of each class of derivative financial instruments as at 30 June 2005:

	Fair value assets			Fair value liabilities		
	Trading HK$'m	Hedging HK$'m	Total HK$'m	Trading HK$'m	Hedging HK$'m	Total HK$'m
Exchange rate contracts	4,481	-	4,481	2,178	-	2,178
Interest rate contracts	58	21	79	657	701	1,358
Bullion contracts	149	-	149	82	-	82
Equity contracts	2	-	2	1	-	1
	4,690	21	4,711	2,918	701	3,619

The replacement costs and credit risk weighted amounts of the above derivative financial instruments, which do not take into account the effects of bilateral netting arrangements are as follows:

	At 30 June 2005	At 31 December 2004	**At 30 June 2005**	At 31 December 2004
	Credit risk weighted amount		**Replacement cost**	
	HK$'m	HK$'m	**HK$'m**	HK$'m
Exchange rate contracts	**512**	694	**826**	1,264
Interest rate contracts	**46**	57	**61**	97
Bullion contracts	**6**	10	**6**	12
Equity contracts	**7**	16	**1**	6
	571	777	**894**	1,379

The credit risk weighted amounts are the amounts that have been calculated in accordance with the Third Schedule of the Banking Ordinance and guidelines issued by the HKMA. The amounts calculated are dependent upon the status of the counterparty and the maturity characteristics of each type of contract.

Replacement cost is the cost of replacing all contracts that have a positive value when marked to market (should the counterparty default on its obligations) and is obtained by marking contracts to market. Replacement cost is a close approximation of the credit risk for these contracts at the balance sheet dates.

25. Advances and other accounts

	At 30 June 2005 HK$'m	At 31 December 2004 HK$'m
Advances to customers	**337,654**	313,226
Accrued interest	**–**	2,480
	337,654	315,706
Loan impairment allowances (Note a)	**(2,976)**	–
Provision for bad and doubtful debts (Note b)	**–**	(7,785)
	(2,976)	(7,785)
	334,678	307,921
Advances to banks and other financial institutions	**1,612**	1,290
Total	**336,290**	309,211

As at 30 June 2005, advances to customers include accrued interest on gross advances of HK$749 million.

As at 30 June 2005, impaired advances to customers are analysed as follows:

	At 30 June 2005 HK$'m
Gross impaired advances to customers	**6,370**
Loan impairment allowances made in respect of such advances	**2,420**
Gross impaired advances to customers as a percentage of gross advances to customers	**1.89%**

25. Advances and other accounts (continued)

As at 31 December 2004, non-performing loans were analysed as follows:

	At 31 December 2004 HK$'m
Non-performing loans	9,239
Specific provisions made in respect of such advances	2,269
As a percentage of total advances to customers	2.95%

As at 30 June 2005, no loan impairment allowances were made in respect of advances to banks and other financial institutions.

Impaired advances to customers are those individual advances where full repayment of principal and/or interest is considered unlikely and are classified as such when such a situation becomes apparent. Accordingly, impaired advances represented advances which have been classified as "substandard", "doubtful" and "loss" under the Group's classification of loan quality.

Notes:

(a) Loan impairment allowances

	At 30 June 2005 HK$'m
Individually assessed	**(1,818)**
Collectively assessed	**(1,158)**
	(2,976)

(b) Provision for bad and doubtful debts

	At 31 December 2004 HK$'m
General	(5,465)
Specific	(2,320)
	(7,785)

26. Deposits from customers

	At 30 June 2005 HK$'m	At 31 December 2004 HK$'m
Current, savings and other deposit accounts (per consolidated balance sheet)	**627,298**	631,330
Structured deposits reported as trading liabilities and other financial instruments at fair value through profit or loss (Note 27)	**5,248**	–
	632,546	631,330
By type		
Demand deposits and current accounts	**29,481**	32,470
Savings deposits	**241,269**	296,462
Time, call and notice deposits	**361,796**	302,398
	632,546	631,330

27. Trading liabilities and other financial instruments at fair value through profit or loss

	At 30 June 2005 HK$'m	At 31 December 2004 HK$'m
Structured deposits	**5,248**	–
Short positions in foreign currency debt securities (Note 28)	**465**	–
Short positions in Exchange Fund Bills (Note 28)	**2,626**	–
	8,339	–

28. Assets pledged as security

As at 30 June 2005, liabilities of the Group amounting to HK$3,091 million (31 December 2004: HK$1,982 million) were secured by assets deposited with central depositories to facilitate settlement operations. The amount of assets pledged by the Group to secure these liabilities was HK$3,420 million (31 December 2004: HK$2,170 million) included in "Cash and short-term funds".

29. Deferred taxation

In the current period, deferred tax is recognised in respect of the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts according to HKAS 12.

The major components of deferred tax assets and liabilities recorded in the consolidated balance sheet, and the movements during the first half of 2005 and the year ended 31 December 2004 are as follows:

	2005					
	Accelerated tax depreciation HK$'m	**Asset revaluation HK$'m**	**Losses HK$'m**	**Provisions HK$'m**	**Other temporary differences HK$'m**	**Total HK$'m**
At 1 January 2005						
As previously reported	**278**	**1,615**	**(16)**	**(935)**	**(7)**	**935**
Opening adjustments (Note 2)	**37**	**600**	**-**	**587**	**-**	**1,224**
Balance after opening adjustments	**315**	**2,215**	**(16)**	**(348)**	**(7)**	**2,159**
(Credited)/charged to profit and loss account	**(4)**	**117**	**5**	**166**	**(1)**	**283**
Credited to equity	**-**	**(31)**	**-**	**-**	**(12)**	**(43)**
At 30 June 2005	**311**	**2,301**	**(11)**	**(182)**	**(20)**	**2,399**

	2004					
	Accelerated tax depreciation HK$'m	Asset revaluation HK$'m	Losses HK$'m	Provisions HK$'m	Other temporary differences HK$'m	Total HK$'m
At 1 January 2004	262	984	(3)	(936)	18	325
Charged/(credited) to profit and loss account	16	173	(13)	1	(25)	152
Charged to equity and minority interests	-	458	-	-	-	458
At 31 December 2004	278	1,615	(16)	(935)	(7)	935

29. Deferred taxation (continued)

Deferred tax assets and liabilities are offset on an individual entity basis when there is a legal right to set off current tax assets against current tax liabilities and when the deferred taxation relates to the same authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	At 30 June 2005 HK$'m	At 31 December 2004 HK$'m
Deferred tax assets	**(8)**	(12)
Deferred tax liabilities	**2,407**	947
	2,399	935

	At 30 June 2005 HK$'m	At 31 December 2004 HK$'m
Deferred tax assets to be recovered after more than twelve months	**(207)**	(971)
Deferred tax liabilities to be settled after more than twelve months	**317**	282
	110	(689)

30. Other accounts and provisions

	At 30 June 2005 HK$'m	At 31 December 2004 HK$'m
Interest payable	**–**	959
Current taxation	**1,655**	901
Short positions in Exchange Fund Bills (Note 28)	**–**	1,982
Accruals and other payables	**19,235**	17,909
	20,890	21,751

31. Share capital

	At 30 June 2005 HK$'m	At 31 December 2004 HK$'m
Authorised:		
20,000,000,000 ordinary shares of HK$5.00 each	**100,000**	100,000
Issued and fully paid:		
10,572,780,266 ordinary shares of HK$5.00 each	**52,864**	52,864

32. Reserves

The amounts of the Group's reserves and the movements therein for the current and prior periods are presented in the consolidated statement of changes in equity on pages 35 to 36 of the accounts.

33. Notes to consolidated cash flow statement

(a) Reconciliation of operating profit to operating cash inflow/(outflow) before taxation:

	Half-year ended 30 June 2005 HK$'m	Half-year ended 30 June 2004 HK$'m
Operating profit	**6,984**	6,596
Dividend income from investments in securities	**(13)**	(13)
Depreciation	**286**	293
Reversal of loan impairment allowances on advances	**(1,435)**	–
Write-back of bad and doubtful debts	**–**	(1,240)
Advances written off net of recoveries	**469**	(848)
Change in money at call and short notice with original maturity over three months	**(3,770)**	(146)
Change in treasury bills with original maturity over three months	**(75)**	3,813
Change in placements with banks and other financial institutions with original maturity over three months	**46,956**	2,175
Change in trade bills	**(165)**	(300)
Change in certificates of deposit held with original maturity over three months	**2,149**	470
Change in available-for-sale securities	**(27,549)**	–
Change in held-to-maturity securities	**4,314**	(55,628)
Change in other investments in securities	**–**	63,201
Change in trading securities and other financial instruments at fair value through profit or loss	**563**	–
Change in derivative financial instruments	**(1,563)**	–
Change in advances and other accounts	**(24,839)**	(253)
Change in other assets	**787**	2,087
Change in deposits and balances of banks and other financial institutions repayable over three months	**1,855**	9,964
Change in deposits from customers	**(2,675)**	(36,493)
Change in trading liabilities and other financial instruments at fair value through profit or loss	**4,547**	–
Change in certificates of deposit issued	**(105)**	(9)
Change in other accounts and provisions	**2,487**	(3,919)
Operating cash inflow/(outflow) before taxation	**9,208**	(10,250)

33. Notes to consolidated cash flow statement (continued)

(b) Analysis of the balances of cash and cash equivalents

	At 30 June 2005 HK$'m	At 30 June 2004 HK$'m
Cash and balances with banks and other financial institutions	**28,285**	26,145
Money at call and short notice with original maturity within three months	**56,803**	49,969
Treasury bills with original maturity within three months	**3,690**	12,754
Placements with banks and other financial institutions with original maturity within three months	**11,501**	19,452
Certificates of deposit held with original maturity within three months	**714**	2,116
Deposits and balances of banks and other financial institutions repayable within three months	**(33,137)**	(50,631)
	67,856	59,805

34. Maturity profile

The maturity profile of assets and liabilities analysed by the remaining period as at 30 June 2005 and 31 December 2004 to the contractual maturity dates is as follows:

	At 30 June 2005						
	Repayable on demand HK$'m	3 months or less HK$'m	1 year or less but over 3 months HK$'m	5 years or less but over 1 year HK$'m	Over 5 years HK$'m	Undated HK$'m	Total HK$'m
Assets							
Treasury bills	–	6,768	2,905	–	–	–	9,673
Cash and other short-term funds	28,292	75,475	352	–	–	–	104,119
Placements with banks and other financial institutions	–	43,108	17,088	–	–	–	60,196
Certificates of deposit held	–	2,736	6,198	10,207	299	–	19,440
Debt securities included in:							
– available-for-sale securities	–	3,142	12,494	27,891	5,851	–	49,378
– held-to-maturity securities	–	10,455	16,607	110,465	16,365	32	153,924
– trading securities and other financial instruments at fair value through profit or loss	218	574	1,625	7,234	1,359	–	11,010
Advances to customers	24,817	30,220	26,493	137,143	112,447	6,534	337,654
Advances to banks and other financial institutions	–	–	–	1,612	–	–	1,612
Liabilities							
Deposits and balances of banks and other financial institutions	17,891	19,553	1,027	–	–	–	38,471
Customer accounts	273,087	333,705	18,790	6,557	407	–	632,546
Certificates of deposit issued	–	883	1	2,862	–	–	3,746

Customer accounts represent deposits from customers and structured deposits included in "Trading liabilities and other financial instruments at fair value through profit or loss" on the face of the consolidated balance sheet.

34. Maturity profile (continued)

	At 31 December 2004						
	Repayable on demand HK$'m	3 months or less HK$'m	1 year or less but over 3 months HK$'m	5 years or less but over 1 year HK$'m	Over 5 years HK$'m	Undated HK$'m	Total HK$'m
Assets							
Treasury bills	–	7,812	2,967	–	–	–	10,779
Cash and other short-term funds	20,976	70,892	–	–	–	–	91,868
Placements with banks and other financial institutions	16	47,849	59,716	–	–	–	107,581
Certificates of deposit held	–	5,242	5,695	11,085	316	–	22,338
Debt securities included in:							
– held-to-maturity securities	–	31,479	36,755	101,053	11,743	32	181,062
– other investments in securities	–	506	730	6,150	881	–	8,267
Advances to customers	19,548	24,254	28,995	128,816	102,356	9,257	313,226
Advances to banks and other financial institutions	–	–	–	1,290	–	–	1,290
Liabilities							
Deposits and balances of banks and other financial institutions	14,990	16,818	2,632	–	–	–	34,440
Deposits from customers	332,194	273,580	20,768	4,476	312	–	631,330
Certificates of deposit issued	–	–	891	2,897	–	–	3,788

Apart from certain deferred tax assets and liabilities, the majority of other assets and other accounts and provisions are due within one year.

The above maturity classifications have been prepared in accordance with the guideline on "Interim Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA. In accordance with the guideline, the Group has reported assets such as advances and debt securities which have been overdue for not more than one month as "Repayable on demand" and assets which are non-performing or which are overdue for more than one month as "Undated". In the case of an asset that is repayable by different payments or instalments, only that portion of the asset that is actually overdue is reported as overdue. Any part of the asset that is not due is reported according to the residual maturity unless the repayment of the asset is in doubt in which case the amount is reported as "Undated". The above assets are stated before deduction of provisions, if any.

34. Maturity profile (continued)

The analysis of other investments in securities by remaining period to maturity is disclosed in order to comply with the guideline on "Interim Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA. The disclosure does not imply that the securities will be held to maturity.

35. Contingent liabilities and commitments

The following is a summary of the contractual amounts of each significant class of contingent liability and commitment and the corresponding aggregate credit risk weighted amount:

	At 30 June 2005 HK$'m	At 31 December 2004 HK$'m
Direct credit substitutes	**1,043**	1,132
Transaction-related contingencies	**5,172**	4,647
Trade-related contingencies	**18,648**	16,266
Other commitments with an original maturity of		
– under one year or which are unconditionally cancellable	**93,436**	90,947
– one year and over	**38,601**	41,460
	156,900	154,452
Credit risk weighted amount	**25,142**	26,303

The calculation basis of credit risk weighted amount has been set out in Note 24 to the accounts.

36. Segmental reporting

A segment is a distinguishable component of the Group that is engaged either in providing products and services (business segment), or in providing products and services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other business or geographical segments. The Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment and those that can be allocated on a reasonable basis to that segment. The allocation of revenue reflects the benefits of capital and other funding resources allocated to the business or geographical segments by way of internal capital allocations and fund transfer mechanisms.

36. Segmental reporting (continued)

(a) By class of business

	Retail HK$'m	Corporate HK$'m	Treasury HK$'m	Investment HK$'m	Others HK$'m	Subtotal HK$'m	Eliminations HK$'m	Consolidated HK$'m
Half-year ended 30 June 2005								
Net interest income	3,656	1,768	568	(144)	13	5,861	-	5,861
Net fees and commission income	980	482	(17)	68	(16)	1,497	-	1,497
Net trading income	243	21	484	(2)	-	746	-	746
Other operating income	5	2	1	343	1	352	(231)	121
Operating income	4,884	2,273	1,036	265	(2)	8,456	(231)	8,225
Operating expenses	(1,898)	(506)	(198)	(228)	(77)	(2,907)	231	(2,676)
Operating profit/(loss) before impairment on advances	2,986	1,767	838	37	(79)	5,549	-	5,549
Reversal of loan impairment allowances on advances	85	1,350	-	-	-	1,435	-	1,435
Operating profit/(loss)	3,071	3,117	838	37	(79)	6,984	-	6,984
Net loss from disposal of fixed assets	-	-	-	(9)	-	(9)	-	(9)
Net gain from disposal/ revaluation of investment properties	-	-	-	927	-	927	-	927
Net loss from redemption/ disposal of held-to-maturity securities	-	-	(3)	-	-	(3)	-	(3)
Net gain from disposal of available-for-sale securities	-	-	21	-	-	21	-	21
Write-back of provision for impairment on interests in associates	-	-	-	4	-	4	-	4
Share of profits less losses of associates	-	-	-	(1)	-	(1)	-	(1)
Profit/(loss) before taxation	3,071	3,117	856	958	(79)	7,923	-	7,923
At 30 June 2005								
Assets								
Segment assets	136,206	208,645	445,495	22,378	-	812,724	-	812,724
Interests in associates	-	-	-	57	-	57	-	57
Unallocated corporate assets	-	-	-	-	554	554	-	554
	136,206	208,645	445,495	22,435	554	813,335	-	813,335
Liabilities								
Segment liabilities	552,822	97,063	84,140	1,448	-	735,473	-	735,473
Unallocated corporate liabilities	-	-	-	-	3,197	3,197	-	3,197
	552,822	97,063	84,140	1,448	3,197	738,670	-	738,670
Half-year ended 30 June 2005								
Other information								
Additions of fixed assets	-	-	-	164	-	164	-	164
Depreciation	73	16	22	172	3	286	-	286

36. Segmental reporting (continued)

(a) By class of business (continued)

	Retail HK$'m	Corporate HK$'m	Treasury HK$'m	Investment HK$'m	Others HK$'m	Subtotal HK$'m	Eliminations HK$'m	Consolidated HK$'m
Half-year ended 30 June 2004								
Net interest income	2,724	1,779	1,014	(5)	(3)	5,509	–	5,509
Net fees and commission income	1,136	569	(23)	36	(7)	1,711	–	1,711
Net trading income	279	44	342	(3)	–	662	–	662
Other operating income	29	2	1	344	13	389	(248)	141
Operating income	4,168	2,394	1,334	372	3	8,271	(248)	8,023
Operating expenses	(1,864)	(521)	(177)	(279)	(74)	(2,915)	248	(2,667)
Operating profit/(loss) before provisions on advances	2,304	1,873	1,157	93	(71)	5,356	–	5,356
Write-back of bad and doubtful debts	(29)	1,269	–	–	–	1,240	–	1,240
Operating profit/(loss)	2,275	3,142	1,157	93	(71)	6,596	–	6,596
Net gain from disposal/ revaluation of fixed assets	–	–	–	22	–	22	–	22
Net gain from disposal of investment properties	–	–	–	26	–	26	–	26
Net gain from disposal of held-to-maturity securities	–	–	1	–	–	1	–	1
Write-back of provision for impairment on interests in associates	–	–	–	150	–	150	–	150
Share of profits less losses of associates	–	–	–	(19)	–	(19)	–	(19)
Profit/(loss) before taxation	2,275	3,142	1,158	272	(71)	6,776	–	6,776
At 31 December 2004								
Assets								
Segment assets	132,790	187,947	453,457	22,292	–	796,486	–	796,486
Interests in associates	–	–	–	62	–	62	–	62
Unallocated corporate assets	–	–	–	–	228	228	–	228
	132,790	187,947	453,457	22,354	228	796,776	–	796,776
Liabilities								
Segment liabilities	567,309	90,054	68,485	658	–	726,506	–	726,506
Unallocated corporate liabilities	–	–	–	–	510	510	–	510
	567,309	90,054	68,485	658	510	727,016	–	727,016
Half-year ended 30 June 2004								
Other information								
Additions of fixed assets	–	–	–	87	–	87	–	87
Depreciation	71	14	17	187	4	293	–	293
Amortisation of premium/ discount of held-to-maturity securities	–	–	76	–	–	76	–	76

36. Segmental reporting (continued)

(a) *By class of business (continued)*

The Group adopts a new approach this year in preparing segmental report. Commercial Banking business is divided into Retail Banking business and Corporate Banking business. Unallocated items are categorised as "Investment Activities" and "Others".

Both Retail Banking business and Corporate Banking business provide general banking services. Retail Banking mainly serves individual customers and small companies. Corporate Banking serves medium sized and large companies and enterprises. Mainland and overseas businesses are included in Corporate Banking business.

Treasury business includes money market, foreign exchange dealings and capital market activities. Treasury manages funding and capital of the Group. It provides funds to other business segments and receives funds from deposit taking activities of Retail Banking and Corporate Banking. These inter-segment funding transactions are mainly priced at market bid rates matched with the currencies and the tenors of the transactions. Bills and other transactions (such as funding for the equipments employed) are priced at average one-week market bid rates or average one-month market bid rates matched with the currency. The profit and loss information about Treasury business presented in this note includes the above inter-segment charging/income transactions. The assets and liabilities of Treasury have not been adjusted to reflect the effect of inter-segment borrowing and lending (i.e. the profit and loss information in relation to Treasury is not comparable to the assets and liabilities information about Treasury).

Investment activities include holding bank premises, interests in associates and equipments used by supporting units. Charges are paid to this segment from other business segments based on predefined rates per square footage for their occupation of the Group's premises. Investment Activities segment pays inter-segment interest to Treasury, priced at average one-month HIBID, for holding the investments in associates.

"Others" segment mainly comprises of items related to the Group as a whole and totally independent of the other four business segments.

Operating expenses of a functional unit are allocated to the relevant business segment that is the predominant user of the services provided by the unit. For those functional units supporting the Group's business as a whole, their operating expenses are allocated to the four business segments other than "Others" by reasonable allocation rules. Operating expenses which are totally independent of the four business segments are grouped under "Others".

(b) *By geographical area*

No geographical reporting is provided as over 90% of the Group's revenues are derived from Hong Kong and over 90% of the Group's assets are originated from business decisions and operations based in Hong Kong.

37. Significant related party transactions

Related parties are those parties that have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or other entities.

On 1 January 2005, the Group has adopted HKAS 24 "Related Party Disclosures" which has affected the identification of related parties and some other related-party disclosures. This HKAS requires the disclosure of the compensation of key management personnel. In addition, it requires the Group to disclose related party transactions with state-controlled entities as these profit-oriented state-controlled entities are no longer exempted from disclosures. The additional disclosures have been detailed in (d) and (e) below.

The various transactions with related parties which the Group were entered into during the period are summarised as follows:

(a) Advances to third parties guaranteed by related parties

As at 30 June 2005, BOC, the intermediate holding company and fellow subsidiaries provided guarantees for loans in favour of the Group amounting to HK$4,201 million (31 December 2004: HK$4,512 million) to certain third parties. The intermediate holding company and fellow subsidiaries held equity interests of not more than 20% in these third parties.

(b) Summary of transactions entered into during the ordinary course of business with related parties

The aggregate income and expenses arising from related party transactions with the immediate holding company, intermediate holding companies, fellow subsidiaries and associates of the Company as well as associates of an intermediate holding company are summarised as follows:

	Half-year ended 30 June 2005			
	Notes	Immediate and intermediate holding companies[1] HK$'m	Associates HK$'m	Other related parties[2] HK$'m
Profit and loss items:				
Interest income	(i)	**144**	**–**	**2**
Interest expense	(ii)	**(170)**	**(1)**	**(40)**
Insurance commission received (net)	(iii)	**–**	**–**	**64**
Administrative services fees received/receivable	(iv)	**2**	**–**	**2**
Rental fees received/receivable	(iv)	**–**	**–**	**7**
Credit card commission paid/ payable (net)	(v)	**(34)**	**–**	**–**
Securities brokerage commission paid/payable (net)	(v)	**–**	**–**	**(41)**
Rental, property management and letting agency fees paid/payable	(v)	**(1)**	**–**	**(38)**
Funds selling commission received	(vi)	**–**	**–**	**26**
Correspondent banking fee received	(vii)	**5**	**–**	**–**

37. Significant related party transactions (continued)

(b) Summary of transactions entered into during the ordinary course of business with related parties (continued)

	Half-year ended 30 June 2004			
	Notes	Immediate and intermediate holding companies[1] HK$'m	Associates HK$'m	Other related parties[2] HK$'m
Profit and loss items:				
Interest income	(i)	67	–	5
Interest expense	(ii)	(60)	–	(3)
Insurance commission received (net)	(iii)	–	–	74
Administrative services fees received/receivable	(iv)	5	–	5
Rental fees received/receivable	(iv)	–	–	13
Credit card commission paid/ payable (net)	(v)	(24)	–	(1)
Securities brokerage commission paid/payable (net)	(v)	–	–	(61)
Rental, property management and letting agency fees paid/payable	(v)	–	–	(33)
Write-back of bad and doubtful debts		–	137	22
Funds selling commission received	(vi)	–	–	56
Correspondent banking fee received	(vii)	4	–	–
Loan services fees received	(viii)	2	–	3

37. Significant related party transactions (continued)

(b) Summary of transactions entered into during the ordinary course of business with related parties (continued)

	At 30 June 2005			
	Notes	**Immediate and intermediate holding companies[1] HK$'m**	**Associates HK$'m**	**Other related parties[2] HK$'m**
Balance sheet items:				
Cash and short-term funds	(i)	**12,556**	**–**	**95**
Placements with banks and other financial institutions	(i)	**10,153**	**–**	**–**
Derivative financial instruments assets	(ix)	**31**	**–**	**–**
Other assets	(x)	**17**	**–**	**799**
Deposits and balances of banks and other financial institutions	(ii)	**17,414**	**–**	**823**
Deposits from customers	(ii)	**50**	**80**	**5,232**
Derivative financial instruments liabilities	(ix)	**125**	**–**	**3**
Other accounts and provisions	(x)	**11**	**–**	**948**

	At 31 December 2004			
	Notes	Immediate and intermediate holding companies[1] HK$'m	Associates HK$'m	Other related parties[2] HK$'m
Balance sheet items:				
Cash and short-term funds	(i)	11,534	–	53
Placements with banks and other financial institutions	(i)	22,673	–	53
Advances and other accounts	(i)	15	–	338
Other assets	(x)	41	–	1,302
Deposits and balances of banks and other financial institutions	(ii)	18,536	–	1,013
Deposits from customers	(ii)	81	110	4,984
Other accounts and provisions	(x)	24	–	1,159

37. Significant related party transactions (continued)

(b) Summary of transactions entered into during the ordinary course of business with related parties (continued)

[1] Immediate and intermediate holding companies are state-controlled entities. Transactions with BOC for the six months ended 30 June 2004 have been disclosed as transactions with immediate and intermediate holding companies to ensure comparability notwithstanding that BOC was the Company's ultimate holding company as at that date. Following the reorganisation of BOC in August 2004, China SAFE holds the entire equity capital of BOC on behalf of the State. Accordingly, China SAFE, acting on behalf of the State has become the ultimate holding company of the Company whilst BOC became the Company's intermediate holding company.

[2] Fellow subsidiaries of the Company and associates of an intermediate holding company are collectively disclosed as other related parties and certain of which are state-controlled entities.

Notes:

(i) Interest income

In the ordinary course of business, the Group enters into various transactions with an intermediate holding company, fellow subsidiaries and associates including deposit of cash and short-term funds, placement of interbank deposits and provision of loans and credit facilities. The transactions were conducted at prices and terms that are no more favourable than those charged to and contracted with other third party customers of the Group.

(ii) Interest expense

In the ordinary course of business, the Group accepts interbank deposits and current, fixed, savings and other deposits from the immediate holding company, intermediate holding companies and fellow subsidiaries of the Company as well as associates of an intermediate holding company at the relevant market rates at the time of the transactions.

(iii) Insurance commission received (net)

In the ordinary course of business, the Group provides insurance agency services to and purchases general and life insurance policies from fellow subsidiaries at the relevant market rates at the time of the transactions.

(iv) Administrative services fees and rental fees received/receivable

In the ordinary course of business, the Group receives administrative services fees for the provision of various administrative services including internal audit, technology, human resources support and training to the intermediate holding companies and fellow subsidiaries mainly on the basis of cost plus a margin of 5%, and receives office premises rental fees from the fellow subsidiaries at the relevant market rates at the time of the transactions.

(v) Commission, property management, letting agency fees and rental fees paid/payable

In the ordinary course of business, the Group pays commission fees for credit card administrative and promotional services, securities brokerage services, property management and letting agency fees to an intermediate holding company and fellow subsidiaries. The Group also pays rental fees to fellow subsidiaries. These transactions have been entered into in the ordinary course of business and were priced at the relevant market rates at the time of the transactions.

37. Significant related party transactions (continued)

(b) Summary of transactions entered into during the ordinary course of business with related parties (continued)

Notes: (continued)

(vi) Funds selling commission received

In the ordinary course of business, the Group receives commission for engaging in promotion and sale of fund products of a fellow subsidiary to customers of the Group at the relevant market rates at the time of the transactions.

(vii) Correspondent banking fee received

In the ordinary course of business, an intermediate holding company provides services to the Group's customers including the remittance services and advising on and collecting letters of credit issued by the Group. The Group shares the fees paid by its customers with the intermediate holding company on the basis agreed between the parties from time to time.

(viii) Loan services fees received

In the ordinary course of business, the Group undertook to service and administer the loans and the related securities transferred to fellow subsidiaries and an intermediate holding company in prior years at a fee agreed among the parties from time to time. Such loan service was ended in June 2004 when the loans were sold.

(ix) Derivative financial instruments assets/liabilities

In the ordinary course of business, the Group enters into foreign exchange contracts and interest rate contracts with an intermediate holding company and fellow subsidiaries. The aggregate notional amount of such derivative transactions amounted to HK$17,664 million as at 30 June 2005 whilst the corresponding derivative financial instruments assets and liabilities amounted to HK$31 million and HK$128 million respectively as at that date. These transactions are executed at the relevant market rates at the time of the transactions.

(x) Other assets and other accounts and provisions

Included within "Other assets" and "Other accounts and provisions" are receivables from and payables to intermediate holding companies and fellow subsidiaries. The amounts mainly represent the accounts receivables from and payables to a fellow subsidiary in relation to dealing securities trading transactions on behalf of the Group's customers. The receivables and payables arose from transactions carried out in the normal course of business.

(c) Contingent liabilities and commitments

In the ordinary course of business, the Group provides loan facilities and trade finance services to, and guarantees for the obligations of an intermediate holding company, fellow subsidiaries and associates on normal commercial terms. As at 30 June 2005, the total undrawn loan commitments, trade finance-related contingencies and guarantees amounted to HK$1,139 million (31 December 2004: HK$1,283 million).

37. Significant related party transactions (continued)

(d) Key management personnel

The Group accepts deposits from and grants loans and credit facilities to key management personnel in the ordinary course of business. During both the current and prior periods, no material transaction was conducted with key management personnel of BOCHK, its holding companies and parties related to them.

The key management compensation for the six months ended 30 June 2005 and 2004 is detailed as follows:

	Half-year ended 30 June 2005 HK$'m	Half-year ended 30 June 2004 HK$'m
Salaries and other short-term employee benefits	**13**	11
Post-employment benefits	**1**	1
	14	12

(e) Transactions with other state-controlled entities

China SAFE is the owner of the entire equity interest in BOC. China SAFE is approved by State Council of the PRC to assume the rights and obligations of the equity owner on behalf of the State. Accordingly, China SAFE, acting on behalf of the State, has become the ultimate holding company of the Company by virtue of its interest in BOC.

The state-controlled entities are those, other than BOC (the intermediate holding company and its fellow subsidiaries) over which the PRC government directly or indirectly holds over 50% of the outstanding shares or voting rights, and has the ability to control or the power to govern their financial or operational policies. It should be noted, however, that for those business activities of the Group which are conducted with the PRC companies, the influence of the PRC government with these companies is pervasive. In this regard, the PRC government indirectly holds interests in many companies. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests. Such interests, however, would not be known to the Group and are not reflected below.

37. Significant related party transactions (continued)

(e) Transactions with other state-controlled entities (continued)

The Group enters into banking transactions with other state-controlled entities in the ordinary course of business. These include loans, deposits, investment securities, money market transactions and off-balance sheet exposures. The outstanding balances and related provisions at the period/year end, and the related income and expense for the period are as follows:

(i) Advances to customers

	Half-year ended 30 June 2005 HK$'m	Half-year ended 30 June 2004 HK$'m
Interest income	**335**	174
(Charge for) individually assessed loan impairment allowances/write-back of bad and doubtful debts	**(118)**	144

	At 30 June 2005 HK$'m	At 31 December 2004 HK$'m
Outstanding balance at beginning of the period/year	**22,335**	20,770
Outstanding balance at end of the period/year	**26,756**	22,335
Less: individually assessed loan impairment allowances	**(424)**	–
Less: Specific provisions	**–**	(197)
	26,332	22,138

37. Significant related party transactions (continued)

(e) Transactions with other state-controlled entities (continued)

(ii) Investment securities

	Half-year ended 30 June 2005 HK$'m	Half-year ended 30 June 2004 HK$'m
Interest income	**210**	110

	At 30 June 2005 HK$'m	At 31 December 2004 HK$'m
Outstanding balance at beginning of the period/year	**7,829**	4,118
Outstanding balance at end of the period/year	**8,272**	7,880

Investment securities includes held-to-maturity securities and available-for-sale securities. The balance of investment securities as at 30 June 2004 included other investments in securities in addition to the aforementioned.

(iii) Trading securities and other financial instruments at fair value through profit or loss

	Half-year ended 30 June 2005 HK$'m	Half-year ended 30 June 2004 HK$'m
Interest income	**13**	–

	At 30 June 2005 HK$'m	At 31 December 2004 HK$'m
Outstanding balance at beginning of the period/year	**117**	–
Outstanding balance at end of the period/year	**1,072**	–

37. Significant related party transactions (continued)

(e) Transactions with other state-controlled entities (continued)

(iv) Due from banks and other financial institutions

	Half-year ended 30 June 2005 HK$'m	Half-year ended 30 June 2004 HK$'m
Interest income	**54**	10

	At 30 June 2005 HK$'m	At 31 December 2004 HK$'m
Outstanding balance at beginning of the period/year	**18,100**	4,733
Outstanding balance at end of the period/year	**26,196**	18,100

(v) Due to banks and other financial institutions

	Half-year ended 30 June 2005 HK$'m	Half-year ended 30 June 2004 HK$'m
Interest expense	**(50)**	(54)

	At 30 June 2005 HK$'m	At 31 December 2004 HK$'m
Outstanding balance at beginning of the period/year	**7,478**	15,014
Outstanding balance at end of the period/year	**7,320**	7,478

37. Significant related party transactions (continued)

(e) *Transactions with other state-controlled entities (continued)*

(vi) Deposit from customers

	Half-year ended 30 June 2005 HK$'m	Half-year ended 30 June 2004 HK$'m
Interest expense	**(138)**	(24)

	At 30 June 2005 HK$'m	At 31 December 2004 HK$'m
Outstanding balance at beginning of the period/year	**19,156**	11,237
Outstanding balance at end of the period/year	**15,410**	19,156

(vii) Off-balance sheet exposures

	At 30 June 2005 HK$'m	At 31 December 2004 HK$'m
Contingent liabilities and commitments (including guarantees)	**12,553**	12,079
Derivative transactions unsettled (notional amount)	**4,225**	5,075

38. Ultimate holding company

The ultimate holding company is China SAFE Investments Ltd. (previously known as Central Huijin Investment Company Limited).

39. Comparative amounts

As further explained in Note 1 to the accounts, due to the adoption of certain new HKFRSs, HKASs and Interpretations during the current period, the accounting treatment and presentation of certain items and balances in the accounts have been prepared to comply with the new requirements. Accordingly, certain opening adjustments have been made and certain comparative amounts have been reclassified to conform with the current period's presentation.

40. Statutory accounts

The information in this interim report is unaudited and does not constitute statutory accounts. The statutory accounts for the year ended 31 December 2004 have been delivered to the Registrar of Companies and the HKMA. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 23 March 2005.

SUPPLEMENTARY FINANCIAL INFORMATION

1. Capital adequacy ratio

	At 30 June 2005	At 31 December 2004
Capital adequacy ratio	**15.74%**	16.14%
Adjusted capital adequacy ratio	**15.71%**	16.13%

The CAR is computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Third Schedule of the Banking Ordinance.

The adjusted CAR taking into account market risk exposure as at the balance sheet date is computed in accordance with the guideline on "Maintenance of Adequate Capital Against Market Risks" under the Supervisory Policy Manual issued by the HKMA and on the same basis as for the unadjusted CAR.

2. Components of capital base after deductions

The consolidated capital base after deductions used in the calculation of the above capital adequacy ratios as at 30 June 2005 and 31 December 2004 and reported to the HKMA is analysed as follows:

	At 30 June 2005 HK$'m	At 31 December 2004 HK$'m
Core capital:		
Paid up ordinary share capital	**43,043**	43,043
Reserves	**16,006**	12,408
Profit and loss account	**3,395**	4,491
Minority interests	**981**	963
	63,425	60,905
Supplementary capital:		
Reserve for revaluation of securities not held for trading purposes	**(82)**	–
Collective loan impairment allowances	**1,222**	–
Regulatory reserve	**3,584**	–
General provisions for doubtful debts	**–**	5,049
Total capital base	**68,149**	65,954
Deduction from total capital base:		
Shareholdings in subsidiaries or holding company	**(337)**	(351)
Exposures to connected companies	**(617)**	(845)
Equity investments of 20% or more in non-subsidiary companies	**(60)**	(60)
Investments in the capital of other banks or other financial institutions	**(5)**	(1)
	(1,019)	(1,257)
Total capital base after deductions	**67,130**	64,697

3. Liquidity ratio

	Half-year ended 30 June 2005	Half-year ended 30 June 2004
Average liquidity ratio	**39.15%**	34.64%

The average liquidity ratio is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the period.

The liquidity ratio is computed on the solo basis (the Hong Kong offices only) and is in accordance with the Fourth Schedule of the Banking Ordinance.

4. Currency concentrations

The following is a summary of the major foreign currency exposures arising from trading, non-trading and structural positions. The net options position is calculated based on the worst-case approach set out in the prudential return "Foreign Currency Position" issued by the HKMA.

	At 30 June 2005							
	Equivalent in million of HK$							
	US Dollars	**Japanese Yen**	**Euro**	**Australian Dollars**	**Macau Pataca**	**Renminbi Yuan**	**Others**	**Total**
Spot assets	**207,530**	**8,408**	**12,469**	**19,431**	**175**	**22,344**	**10,551**	**280,908**
Spot liabilities	**(163,269)**	**(2,954)**	**(7,176)**	**(22,610)**	**(11)**	**(21,663)**	**(31,667)**	**(249,350)**
Forward purchases	**128,522**	**19,274**	**12,380**	**12,294**	**-**	**89**	**55,872**	**228,431**
Forward sales	**(173,409)**	**(24,751)**	**(17,899)**	**(9,182)**	**-**	**(34)**	**(34,897)**	**(260,172)**
Net options position	**78**	**(8)**	**85**	**189**	**-**	**-**	**47**	**391**
Net long/(short) position	**(548)**	**(31)**	**(141)**	**122**	**164**	**736**	**(94)**	**208**
Net structural position	**111**	**-**	**-**	**-**	**-**	**226**	**-**	**337**

	At 31 December 2004							
	Equivalent in million of HK$							
	US Dollars	Japanese Yen	Euro	Australian Dollars	Macau Pataca	Renminbi Yuan	Others	Total
Spot assets	228,593	21,041	16,581	21,532	181	13,129	14,189	315,246
Spot liabilities	(161,784)	(2,893)	(7,086)	(23,701)	(2)	(12,282)	(28,630)	(236,378)
Forward purchases	112,090	12,153	12,348	14,892	-	92	38,179	189,754
Forward sales	(178,122)	(30,661)	(21,972)	(12,945)	-	(54)	(23,902)	(267,656)
Net options position	(319)	8	32	53	-	-	238	12
Net long/(short) position	458	(352)	(97)	(169)	179	885	74	978
Net structural position	-	-	-	-	-	94	-	94

5. Segmental information

(a) *Sectoral analysis of gross advances to customers*

The information concerning gross advances to customers has been analysed into loans used inside or outside Hong Kong by industry sectors of the borrowers as follows:

	At 30 June 2005 HK$'m	At 31 December 2004 HK$'m
Loans for use in Hong Kong		
Industrial, commercial and financial		
– Property development	**22,614**	21,323
– Property investment	**52,475**	47,809
– Financial concerns	**12,097**	9,956
– Stockbrokers	**156**	124
– Wholesale and retail trade	**14,946**	15,243
– Manufacturing	**13,468**	11,767
– Transport and transport equipment	**11,429**	11,777
– Others	**29,040**	30,035
Individuals		
– Loans for the purchase of flats in Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	**16,768**	17,430
– Loans for purchase of other residential properties	**103,411**	95,615
– Credit card advances	**4,349**	4,256
– Others	**8,003**	7,386
Total loans for use in Hong Kong	**288,756**	272,721
Trade finance	**16,049**	13,279
Loans for use outside Hong Kong	**32,849**	27,226
Gross advances to customers	**337,654**	313,226

5. Segmental information (continued)

(b) Geographical analysis of gross advances to customers and overdue advances

The following geographical analysis of gross advances to customers and advances overdue for over three months is based on the location of the counterparties, after taking into account the transfer of risk in respect of such advances where appropriate.

(i) Gross advances to customers

	At 30 June 2005 HK$'m	At 31 December 2004 HK$'m
Hong Kong	**306,360**	286,768
Mainland China	**15,132**	11,166
Others	**16,162**	15,292
	337,654	313,226

(ii) Advances overdue for over three months

	At 30 June 2005 HK$'m	At 31 December 2004 HK$'m
Hong Kong	**3,885**	5,066
Mainland China	**185**	264
Others	**35**	39
	4,105	5,369

6. Cross-border claims

The information on cross-border claims discloses exposures to foreign counterparties on which the ultimate risk lies, and is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country. Only regions constituting 10% or more of the aggregate cross-border claims are analysed by geographical areas and disclosed as follows:

	Banks and other financial institutions HK$'m	Public sector entities HK$'m	Others HK$'m	Total HK$'m
At 30 June 2005				
Asia, other than Hong Kong				
– Mainland China	36,692	23,257	16,090	76,039
– Others	57,611	993	9,148	67,752
	94,303	24,250	25,238	143,791
North America				
– United States	5,851	26,467	25,374	57,692
– Others	8,908	380	19	9,307
	14,759	26,847	25,393	66,999
Western Europe				
– Germany	30,776	–	3,322	34,098
– Others	135,015	737	15,265	151,017
	165,791	737	18,587	185,115
Total	274,853	51,834	69,218	395,905

6. Cross-border claims (continued)

	Banks and other financial institutions HK$'m	Public sector entities HK$'m	Others HK$'m	Total HK$'m
At 31 December 2004				
Asia, other than Hong Kong				
– Mainland China	48,234	14,338	12,103	74,675
– Others	54,183	915	7,142	62,240
	102,417	15,253	19,245	136,915
North America				
– United States	6,043	26,051	15,886	47,980
– Others	11,731	395	16	12,142
	17,774	26,446	15,902	60,122
Western Europe				
– Germany	40,020	–	4,415	44,435
– Others	147,474	743	15,238	163,455
	187,494	743	19,653	207,890
Total	307,685	42,442	54,800	404,927

7. Overdue and rescheduled assets

(a) Gross amount of overdue loans

	At 30 June 2005		At 31 December 2004	
	Amount HK$'m	**% of gross advances to customers**	Amount HK$'m	% of gross advances to customers
Gross advances to customers which have been overdue for:				
– six months or less but over three months	**659**	**0.20%**	489	0.16%
– one year or less but over six months	**310**	**0.09%**	395	0.13%
– over one year	**3,136**	**0.93%**	4,485	1.43%
Advances overdue for over three months	**4,105**	**1.22%**	5,369	1.72%

As at 30 June 2005 and 31 December 2004, there were no advances to banks and other financial institutions that were overdue for over three months.

(b) Rescheduled advances to customers

	At 30 June 2005		At 31 December 2004	
	Amount HK$'m	**% of gross advances to customers**	Amount HK$'m	% of gross advances to customers
Rescheduled advances to customers	**419**	**0.12%**	974	0.31%

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid. Advances repayable by regular instalments are classified as overdue when an instalment payment is overdue and remains unpaid. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the instruction or when the advances have remained continuously outside the approved limit that was advised to the borrower.

7. Overdue and rescheduled assets (continued)

(b) Rescheduled advances to customers (continued)

Rescheduled advances are those advances that have been restructured or renegotiated because of a deterioration in the financial position of the borrower or of the inability of the borrower to meet the original repayment schedule and for which the revised repayment terms, either of interest or of repayment period, are non-commercial. Rescheduled advances, which have been overdue for more than three months under the revised repayment terms, are included in overdue advances. Rescheduled advances are stated before deduction of loan impairment allowances.

As at 30 June 2005 and 31 December 2004, there were no rescheduled advances to banks and other financial institutions.

8. Repossessed assets held

	At 30 June 2005 HK$'m	At 31 December 2004 HK$'m
Estimated market value of repossessed assets held	**595**	1,185

Repossessed assets are properties or securities in respect of which the Group has acquired access or control (e.g. through court proceedings or voluntary actions by the borrowers concerned) for release in full or in part of the obligations of the borrowers.

ADDITIONAL INFORMATION

1. Corporate information

Board of Directors

Chairman	XIAO Gang#
Vice Chairmen	SUN Changji# HE Guangbei
Directors	HUA Qingshan# LI Zaohang# ZHOU Zaiqun# ZHANG Yanling# FUNG Victor Kwok King* SHAN Weijian* TUNG Chee Chen* YANG Linda Tsao*
Senior Adviser	NEOH Anthony Francis

Non-executive Directors

* Independent Non-executive Directors

Senior Management

Chief Executive	HE Guangbei
Deputy Chief Executive	LAM Yim Nam
Chief Financial Officer	LEE Raymond Wing Hung
Deputy Chief Executive	GAO Yingxin
Chief Risk Officer	CHEUNG Alex Yau Shing
Chief Information Officer	LIU Peter Yun Kwan
Company Secretary	YEUNG Jason Chi Wai

Registered Office

52nd Floor
Bank of China Tower
1 Garden Road
Hong Kong

Auditors

PricewaterhouseCoopers

Share Registrar

Computershare Hong Kong Investor Services Limited
Hopewell Centre
46th Floor
183 Queen's Road East, Wan Chai
Hong Kong

ADS Depositary Bank

Citibank, N.A.
Depository Receipts Services
388 Greenwich Street
14th Floor
New York, NY 10013
United States of America

Credit Ratings (Long Term)

Standard & Poor's:	BBB+
Moody's Investors Service:	A2
Fitch Ratings:	A

Index Constituent

The Company is a constituent of the following indices:
Hang Seng Index Series
Hang Seng London Reference Index
MSCI Index Series
FTSE All-World Hong Kong Index
FTSE/Xinhua China 25 Index

Stock Codes

Ordinary shares:	
The Stock Exchange of Hong Kong Limited	2388
Reuters	2388.HK
Bloomberg	2388 HK
Level 1 ADR Programme:	
CUSIP No.	096813209
OTC Symbol	BHKLY

Website

www.bochk.com

2. Dividend and closure of register of members

The Board declared an interim dividend of HK$0.328 per share (2004: HK$0.32), payable on Friday, 23 September 2005 to those persons registered as shareholders on Thursday, 15 September 2005.

The Register of Members of the Company will be closed, for the purpose of determining shareholders' entitlement to the interim dividend, from Monday, 12 September 2005 to Thursday, 15 September 2005 (both days inclusive), during which period no transfer of shares will be registered. In order to rank for the interim dividend, shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, not later than 4:00 p.m. on Friday, 9 September 2005. Shares of the Company will be traded ex-dividend as from Thursday, 8 September 2005.

3. Substantial interests in share capital

The register maintained by the Company pursuant to section 336 of the SFO recorded that, as at 30 June 2005, the following corporations had the following interests (as defined in the SFO) in the Company set opposite their respective names:

Name of Corporation	No. of shares of HK$5 each in the Company (% of total issued shares)	
China SAFE	6,974,414,229	(65.97%)
BOC	6,974,414,229	(65.97%)
BOCHKG	6,958,973,925	(65.82%)
BOC (BVI)	6,958,973,925	(65.82%)

Notes:

1. Following the reorganisation of BOC in August 2004, China SAFE holds the entire equity capital of BOC on behalf of the State. Accordingly, for the purpose of the SFO, China SAFE is deemed to have the same interests in the Company as BOC.

2. BOC holds the entire issued share capital of BOCHKG, which in turn holds the entire issued share capital of BOC (BVI). Accordingly, BOC and BOCHKG are deemed to have the same interests in the Company as BOC (BVI) for the purpose of the SFO.

3. BOC (BVI) beneficially held 6,958,406,556 shares of the Company. BOC (BVI) also holds 93.64% of the issued share capital of Hua Chiao which is in members' voluntary winding-up and which had an interest in 567,369 shares of the Company.

4. BOC holds the entire issued share capital of BOC Insurance, which in turn holds the entire issued share capital of BOC Life. Accordingly, for the purpose of the SFO, BOC is deemed to have the same interests in the Company as BOC Insurance and BOC Life, each of which had an interest in 5,700,000 shares of the Company.

3. Substantial interests in share capital (continued)

5. BOC holds the entire issued share capital of BOCI, which in turn holds the entire issued share capital of BOCI Financial Products Limited. Accordingly, BOC is deemed to have the same interests in the Company as BOCI Financial Products Limited which had an interest in 521,464 shares of the Company and an interest in 3,518,840 shares held under physically settled equity derivatives.

All the interests stated above represented long positions. Save as disclosed above, as at 30 June 2005, no other interests or short positions were recorded in the register maintained by the Company under section 336 of the SFO.

4. Directors' rights to acquire shares

On 5 July 2002, the following Directors were granted options by BOC (BVI), the immediate holding company of the Company, pursuant to a Pre-Listing Share Option Scheme to purchase from BOC (BVI) existing issued shares of the Company at a price of HK$8.50 per share. These options have a vesting period of four years from 25 July 2002 with a valid exercise period of ten years. Twenty-five percent of the shares subject to such options will vest at the end of each year.

Particulars of the outstanding options granted to the Directors under the Pre-Listing Share Option Scheme as at 30 June 2005 are set out below:

				Number of share options					
	Date of grant	Exercise price (HK$)	Exercisable Period	Granted on 5 July 2002	Balances as at 1 January 2005	Exercised during the period	Surrendered during the period	Lapsed during the period	Balances as at 30 June 2005
SUN Changji	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,590,600	1,590,600	–	–	–	1,590,600
HE Guangbei	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,084,500	–	–	–	1,084,500
HUA Qingshan	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	–	–	–	1,446,000
LI Zaohang	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	–	–	–	1,446,000
ZHOU Zaiqun	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	–	–	–	1,446,000
ZHANG Yanling	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	–	–	–	1,446,000
Total				8,820,600	8,459,100	–	–	–	8,459,100

Save as disclosed above, at no time during the period was the Company, its holding companies, or any of its subsidiaries or fellow subsidiaries a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

5. Directors' and Chief Executive's interests in shares, underlying shares and debentures

Save as disclosed above, as at 30 June 2005, none of the Directors or Chief Executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

6. Purchase, sale or redemption of the Company's shares

During the period under review, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares.

7. Audit Committee

The Audit Committee consists only of Non-executive Directors, the majority of whom are Independent Non-executive Directors. It is chaired by Independent Non-executive Director Mr. Shan Weijian. Other members include Mr. Zhou Zaiqun, Dr. Fung Victor Kwok King, Mr. Tung Chee Chen and Madam Yang Linda Tsao.

Based on the principle of independence, the Audit Committee assists the Board in monitoring the financial reports, internal control, internal audit and external audit of the Group.

At the request of the Audit Committee of the Company, the Group's external auditors have carried out a review of the unaudited financial statements in accordance with the Statement of Auditing Standards ("SAS") 700 issued by the HKICPA. The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the unaudited interim financial report.

8. Compliance with the Code on Corporate Governance Practices of the Listing Rules

The Code on Corporate Governance Practices (the "CG Code") issued by the Stock Exchange of Hong Kong came into effect on 1 January 2005. The CG Code provides useful guidelines to listed companies for assessing and enhancing their corporate governance practices. The CG Code sets out two levels of corporate governance practices, namely, code provisions and recommended best practices. Listed companies are expected to comply with the code provisions but if they choose to deviate from the same, they have to disclose and explain such deviations in their annual reports and interim reports. On the other hand, listed companies are encouraged, but are not required, to comply with the recommended best practices and make disclosure in their annual reports and interim reports.

8. Compliance with the Code on Corporate Governance Practices of the Listing Rules (continued)

In pursuit of the Company's stated objective to embrace good corporate governance principles and practices, the Company has been continuously enhancing its corporate governance practices in order to attain even higher standards. Since the implementation of the CG Code, the Company has conducted a gap analysis between the requirements of the CG Code on the one hand and the Group's internal requirements and practices on the other hand. The Company is pleased to announce that it has been in full compliance with the applicable code provisions and that it has substantially complied with the recommended best practices set out in the CG Code so far as applicable. The Company has also planned for a full review of the effectiveness of its internal control systems and mechanisms within this year and will report on the outcome of such review in the 2005 annual report in compliance with section C.2 of the CG Code which only applies to accounting periods commencing on or after 1 July 2005.

9. Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted a "Code for Securities Transactions by Directors" (the "Company's Code") to govern securities transactions by Directors. The terms of the Company's Code are no less exacting than the required standards set out in the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") contained in Appendix 10 of the Listing Rules. Having made specific enquiry of all Directors, the Directors confirmed that they have complied with the required standards set out in both the Company's Code and the Model Code throughout the period under review.

10. Compliance with the guideline on "Interim Financial Disclosure by Locally Incorporated Authorized Institutions"

The interim report for the first half of 2005 fully complies with the requirements set out in the guideline on "Interim Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA.

11. Compliance with HKAS 34

The interim report for the first half of 2005 complies with HKAS 34 "Interim Financial Reporting" issued by the HKICPA.

12. Interim report

This Interim Report is available in both English and Chinese. The Chinese version of this Interim Report is available by writing to the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Hopewell Centre, 46th Floor, 183 Queen's Road East, Wan Chai, Hong Kong. This Interim Report is also available (in both English and Chinese) on the Company's website at www.bochk.com.

If you have any queries about how to obtain copies of this Interim Report or how to access those documents on the Company's website, please call the Company's hotline at (852) 2846 2700.

INDEPENDENT REVIEW REPORT

INDEPENDENT REVIEW REPORT TO THE BOARD OF DIRECTORS OF BOC HONG KONG (HOLDINGS) LIMITED

(incorporated in Hong Kong with limited liability)

Introduction

We have been instructed by BOC Hong Kong (Holdings) Limited and its subsidiaries ("the Group") to review the interim financial report set out on pages 33 to 89.

Respective responsibilities of directors and auditors

The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Hong Kong Accounting Standards 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review work performed

We conducted our review in accordance with SAS 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of the Group's management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2005.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 18 August 2005

DEFINITIONS

In this Interim Report, unless the context otherwise requires, the following terms shall have the meanings set out below:

Terms	Meanings
"ADR"	American Depositary Receipt
"ADS"	American Depositary Share
"ATM"	Automated Teller Machine
"Board" or "Board of Directors"	the Board of Directors of the Company
"BOC"	Bank of China Limited (formerly known as Bank of China), a state-owned commercial bank established under the laws of the PRC and a joint stock company with limited liability
"BOC (BVI)"	BOC Hong Kong (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of BOCHKG
"BOC Insurance"	Bank of China Group Insurance Company Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOC Life"	BOC Group Life Assurance Company Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC Insurance
"BOCHK"	Bank of China (Hong Kong) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Company
"BOCHKG"	BOC Hong Kong (Group) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOCI"	BOC International Holdings Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOCI-Prudential Manager"	BOCI-Prudential Asset Management Limited, a company incorporated under the laws of Hong Kong, in which BOCI Asset Management Limited, a wholly owned subsidiary of BOCI, and Prudential Corporation Holdings Limited hold equity interests of 64% and 36% respectively

Terms	Meanings
"BOCI-Prudential Trustee"	BOCI-Prudential Trustee Limited, a company incorporated under the laws of Hong Kong, in which BOC Group Trustee Company Limited and Prudential Corporation Holdings Limited hold equity interests of 64% and 36% respectively
"CAR"	Capital Adequacy Ratio, computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Third Schedule of the Banking Ordinance
"China SAFE"	China SAFE Investments Ltd. (previously known as Central Huijin Investment Company Limited)
"Chiyu"	Chiyu Banking Corporation Limited, a company incorporated under the laws of Hong Kong, in which BOCHK holds an equity interest of 70.49%
"Company"	BOC Hong Kong (Holdings) Limited, a company incorporated under the laws of Hong Kong
"EU"	The European Union
"GDP"	Gross Domestic Product
"Group"	the Company and its subsidiaries collectively referred as the Group
"HIBID"	Hong Kong Interbank Bid Rate
"HIBOR"	Hong Kong Interbank Offered Rate
"HKAS(s)"	Hong Kong Accounting Standard(s)
"HKAS-Int"	HKAS Interpretation
"HKFRS(s)"	Hong Kong Financial Reporting Standard(s)
"HKICPA"	Hong Kong Institute of Certified Public Accountants
"HKMA"	Hong Kong Monetary Authority
"Hong Kong" or "Hong Kong SAR"	Hong Kong Special Administrative Region
"Hua Chiao"	Hua Chiao Commercial Limited (in members' voluntary liquidation), a company incorporated under the laws of Hong Kong, in which BOC holds an equity interest of 93.64%

DEFINITIONS

Terms	Meanings
"IT"	Information Technology
"LIBOR"	London Interbank Offered Rate
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited
"The Mainland" or "Mainland China"	The mainland of the PRC
"MPF"	Mandatory Provident Fund
"MPF Schemes Ordinance"	the Mandatory Provident Fund Schemes Ordinance, Chapter 485 of the Laws of Hong Kong, as amended
"MSCI Index"	Morgan Stanley Capital International Index
"Nanyang"	Nanyang Commercial Bank, Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK
"ORSO schemes"	the Occupational Retirement Schemes under Occupational Retirement Schemes Ordinance, Chapter 426 of the Laws of Hong Kong
"PRC"	The People's Republic of China
"RMB" or "Renminbi"	Renminbi, the lawful currency of the PRC
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Share Option Scheme"	the Share Option Scheme conditionally approved and adopted by the shareholders of the Company on 10 July 2002
"Sharesave Plan"	the Sharesave Plan conditionally approved and adopted by the shareholders of the Company on 10 July 2002
"SME(s)"	Small and medium-sized enterprise(s)
"SSAP"	Statement of Standard Accounting Practice
"Stock Exchange" or "Stock Exchange of Hong Kong"	The Stock Exchange of Hong Kong Limited
"US"	the United States of America
"VaR"	Value at Risk

A Chinese version of this interim report is available from the Company upon request.
如有需要，可向本公司索取本中期報告之中文版本

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

52/F Bank of China Tower, 1 Garden Road, Hong Kong
Website: www.bochk.com

THIS REPORT IS PRINTED ON ENVIRONMENTALLY FRIENDLY AND ELEMENTAL CHLORINE FREE PAPER

Publication and Posting of Corporate Communications
有關刊發公司通訊文件事宜

Instruction Slip
指示條

To: BOC Hong Kong (Holdings) Limited
致： 中銀香港(控股)有限公司

Please tick only <u>one</u> box of this instruction slip.
請僅在一個空格內劃上「✓」號。

1. Printed documents 印刷文件

Financial Summary and other Corporate Communications (English, Chinese or both)
財務摘要及其他公司通訊文件(英文、中文或兩者)

(a) ☐ I/We would like to receive the printed English version only of the Financial Summary and other Corporate Communications; OR
本人／吾等只欲收取財務摘要及其他公司通訊文件的英文版印刷本；或

(b) ☐ I/We would like to receive the printed Chinese version only of the Financial Summary and other Corporate Communications; OR
本人／吾等只欲收取財務摘要及其他公司通訊文件的中文版印刷本；或

(c) ☐ I/We would like to receive both the printed English and the printed Chinese versions of the Financial Summary and other Corporate Communications; OR
本人／吾等欲收取財務摘要及其他公司通訊文件的英文和中文版印刷本；或

Full Financial Report and other Corporate Communications (English, Chinese or both)
詳細財務報告及其他公司通訊文件(英文、中文或兩者)

(d) ☐ I/We would like to receive the printed English version only of the Full Financial Report and other Corporate Communications; OR
本人／吾等只欲收取詳細財務報告及其他公司通訊文件的英文版印刷本；或

(e) ☐ I/We would like to receive the printed Chinese version only of the Full Financial Report and other Corporate Communications; OR
本人／吾等只欲收取詳細財務報告及其他公司通訊文件的中文版印刷本；或

(f) ☐ I/We would like to receive both the printed English and the printed Chinese versions of the Full Financial Report and other Corporate Communications; OR
本人／吾等欲收取詳細財務報告及其他公司通訊文件的英文和中文版印刷本；或

2. Website documents 網站文件

(g) ☐ I/We would like to rely on (i) copies posted on the Company's website in lieu of any or all of the printed documents referred to in (a) – (f) above and (ii) the **electronic** notification posted on the Company's website of the publication of those documents on the Company's website and other related matters in lieu of a printed copy of that notification; OR
本人／吾等欲依賴(i)在本公司網站上刊載的版本，以代替以上(a)至(f)項所述的任何或所有印刷文件，及(ii)在本公司網站上刊載的有關該等文件在本公司網站上發表及其他相關事宜的**電子**通告，以代替該通告的印刷本；或

(h) ☐ I/We would like (i) to rely on copies posted on the Company's website in lieu of any or all of the printed documents referred to in (a) – (f) above and (ii) to receive by post a **printed** copy of the notification of the publication of those documents on the Company's website and other related matters.
本人／吾等欲(i)依賴在本公司網站上刊載的版本，以代替以上(a)至(f)項所述的任何或所有印刷文件，及(ii)以郵遞方式收取有關該等文件在本公司網站上發表及其他相關事宜的通告的印刷本。

Please note that:
1. *The above instruction will apply to all Corporate Communications to be sent to our shareholders until you inform us otherwise.*
2. *Both the English and the Chinese versions of all future Corporate Communications will be available from the Company or its Share Registrar on request.*
3. *If your shares are held in joint names, all joint holders **OR** the joint holder whose name stands first on our Register of Members should sign on this instruction reply in order to be valid.*

請注意：
1. *上述指示將適用於本公司發出的所有的公司通訊文件，直至　閣下另行通知本公司為止。*
2. *閣下可向本公司或本公司的股份過戶登記處索取日後的公司通訊文件的英文及中文版。*
3. *倘若　閣下的股份以聯名持有，即本指示條需由所有聯名持有人或其姓名位列於本公司股東名冊首位的聯名持有人簽署，方為有效。*

Name
姓名：＿＿＿＿＿＿＿＿＿＿

Signature
簽署：＿＿＿＿＿＿＿＿＿＿

Contact telephone number
聯絡電話：＿＿＿＿＿＿＿＿＿＿

Date
日期：＿＿＿＿＿＿＿＿＿＿

請在此摺疊及封口
Please fold and seal here

POSTAGE
WILL BE
PAID BY
LICENSEE
郵費由持
牌人支付

NO POSTAGE
STAMP
NECESSARY IF
POSTED IN
HONG KONG
如在本港投寄
毋須貼上郵票

BUSINESS REPLY SERVICE LICENCE NO.
商業回郵牌號：**6384**

Computershare Hong Kong Investor Services Limited,
Hopewell Centre, 46th Floor,
183 Queen's Road East,
Hong Kong

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

Dear Sir or Madam,
敬啟者：

Interim Report 2005
2005年中期業績報告

The Interim Report 2005 of BOC Hong Kong (Holdings) Limited (the "Company") has been prepared in English and Chinese. A copy prepared in the language different from that in which you have received is available upon request. To request such copy, please complete the request form below and send it to the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, using this aerogram. The Interim Report 2005 is also available (in English and Chinese) on the Company's website at www.bochk.com.

中銀香港(控股)有限公司(「本公司」)2005年中期業績報告備有英文及中文版。本公司在收到　閣下的要求後，將提供　閣下所收到的版本以外另一種語言編製的版本。如欲索取另一種語言的版本，請填寫下方的回條，然後以本郵簡把回條寄交本公司的股份過戶登記處香港中央證券登記有限公司。閣下亦可在本公司網址(www.bochk.com)閱覽2005年中期業績報告(英文及中文版)。

If you have any queries about how to obtain copy of the Interim Report 2005 or how to access the documents on the Company's website, please call the Company's hotline at (852) 2846 2700.

倘　閣下對於如何取得2005年中期業績報告或如何在本公司網址上閱覽該文件有任何疑問，請致電本公司熱線 (852) 2846 2700。

中銀香港(控股)有限公司
BOC Hong Kong (Holdings) Limited

****

REQUEST FORM 回條

You do NOT need to complete this form if you have already received both the English and the Chinese versions of the Interim Report 2005 or if you have received the said document in the language you want.

倘　閣下已收到2005年中期業績報告的中、英文兩種版本或　閣下收到的2005年中期業績報告版本所採用的語言符合　閣下的意願，則毋須填寫本回條。

☐ I have already received the Chinese version of the Interim Report 2005 but I would now like to receive its English version.
本人已收到2005年中期業績報告的中文版，但現在希望收取其英文版。

OR 或

☐ I have already received the English version of the Interim Report 2005 but I would now like to receive its Chinese version.
本人已收到2005年中期業績報告的英文版，但現在希望收取其中文版。

Name (姓名) ____________________ Signature (簽名) ____________________ Date (日期) ____________________

Address (地址) ____

Contact telephone number (聯絡電話號碼) ____

Note: *If you need to complete and return this form:*
(1) Please tick only one box on this form. Any form with more than one box ticked, with no box ticked or otherwise incorrectly completed will be void.
(2) Please return this form by folding the form according to the indications and mail this form to the Company's Share Registrar by using the aerogram overleaf.

注意：閣下如需填寫及交回本回條：
(1) 只須在本回條的一個空格內劃上「✓」號。如在超過一個空格內劃上「✓」號或未有在任何空格內劃上「✓」號或在其他方面填寫不正確，則本回條將會作廢。
(2) 請按指示摺疊本回條，並以背面的郵簡寄回本公司的股份過戶登記處。

請在此摺疊及封口
Please fold and seal here

POSTAGE
WILL BE
PAID BY
LICENSEE
郵費由持
牌人支付

NO POSTAGE
STAMP
NECESSARY IF
POSTED IN
HONG KONG
如在本港投寄
毋須貼上郵票

BUSINESS REPLY SERVICE LICENCE NO.
商業回郵牌號：**6384**

Computershare Hong Kong Investor Services Limited,
Hopewell Centre, 46th Floor,
183 Queen's Road East,
Hong Kong

File No. 82-34675

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

To: Those shareholders who have chosen to rely on corporate communication of the Company posted on its website in lieu of printed copy of the document and to receive by post a printed copy of the notification of the publication of the document on the Company's website:

Dear Sir or Madam,

Interim Report 2005

The Interim Report 2005 is now available (in English and Chinese) on the website of BOC Hong Kong (Holdings) Limited (the "Company") at www.bochk.com. You may access the document by clicking "Investor Relations" on the home page of the Company's website, then clicking "Interim Report – 2005" under "What's New" or under "Financial Reports".

If you have any difficulty in receiving or gaining access to the Interim Report 2005 posted on the Company's website for any reason, we will promptly upon your notice send the printed form of the Interim Report 2005 to you free of charge. Further, you may change your choice at any time and choose to receive future corporate communication of the Company in printed form by giving reasonable notice to the Company. The aforesaid notice should be sent to the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Hopewell Centre, 46th Floor, 183 Queen's Road East, Wan Chai, Hong Kong.

If you have any queries about how to obtain copy of the Interim Report 2005 or about how to access the document on the Company's website, please call the Company's hotline at (852) 2846 2700.

For and on behalf of
BOC Hong Kong (Holdings) Limited

致：選擇了依賴在本公司網址上刊載的公司通訊文件以代替該文件的印刷本，並以郵遞方式收取有關該文件已在本公司網址上發表的通告的股東：

敬啟者：

2005年中期業績報告

閣下現在可在中銀香港(控股)有限公司(「本公司」)網址www.bochk.com閱覽2005年中期業績報告英文及中文版。如要閱覽該文件，請在本公司網址主頁按「投資者關係」一項，再在「最新消息」或「財務報告」項下的「中期業績報告－2005」上按一下。

倘 閣下因任何理由以致在收取或接收載於本公司網址上的2005年中期業績報告上出現困難，本公司將於接到 閣下通知後，立即向 閣下免費發送2005年中期業績報告的印刷本。此外，閣下亦可隨時通知本公司，以選擇收取本公司今後向股東發出的公司通訊文件的印刷本。前述通知須寄發予本公司股份過戶登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心46樓。

倘 閣下對於如何索取2005年中期業績報告或如何在本公司網址上閱覽該文件有任何疑問，請致電本公司熱線(852) 2846 2700。

中銀香港(控股)有限公司 謹啟